
08042943



2007

Annual Report

Community
It isn't just part of our name,
it's part of our very culture.

PROVIDENT COMMUNITY BANCSHARES, INC.

PROVIDENT COMMUNITY BAN



Assets Exceeded $400M
11% Loan Growth
9% Deposit Growth
Stock Price Up 8.1%



PROVIDENT COMMUNITY BANCSHARES, INC.
WE'RE HERE TO GET YOU THERE.

Provident Community Bancshares , Inc. (Nasdaq GM: PCBS) is the parent company of Provident Community Bank. The corporate headquarters is located in Rock Hill, South Carolina.

For almost 75 years, the Bank's mission has been to achieve superior financial performance by offering high-quality, value-added financial products and by providing service that consistently exceeds our clients' expectations.

The essence of Provident Community Bank, however, is our people. People who bring a deep sense of personal commitment to our clients, shareholders, fellow associates and to the communities we serve.

Cover: Regional Market Executives, Left to Right, Jeff Thompson, Susan Taylor, Lisa Morris, Ed Brock and John Poole

Top Left: Ed Brock, Brenda Billardello, and Lori Patrick with Max, the mascot for the Simply Free Business Checking Account

Top Right: Left to Right, Mortgage Originators Billy Williams and Joyce Kee

Right: Commercial Relationship Managers Paul Rehkow, Ed Brock and Jim Reno

FINANCIAL HIGHLIGHTS

PROVIDENT COMMUNITY BANCSHARES, INC.

Total Assets
Dollars in millions


$408
$400
300
200
100
0
$342 $352 $371 $388
2003 2004 2005 2006 2007

Loans Receivable
Dollars in millions


$256
$250
200
150
100
50
0
$153 $171 $193 $232
2003 2004 2005 2006 2007

Deposits
Dollars in millions


$270
$250
200
150
100
50
0
$213 $224 $235 $248
2003 2004 2005 2006 2007

(Dollars In Thousands, Except Share Amounts)		*Years Ended December 31,*			*September 30,*
	2007	2006	2005	2004	2003
INCOME STATEMENT DATA					
Net Interest Income	$ 10,795	$ 10,524	$ 10,243	$ 9,706	$ 8,222
Provision for Loan Losses	1,066	470	869	1,250	725
Other Income	3,162	2,876	2,543	2,561	2,533
Other Expenses	10,167	9,178	8,537	8,140	7,600
Net Income	2,190	2,803	2,466	2,156	1,859
INCOME PER COMMON SHARE					
Net Income Per Common Share (Basic)	$ 1.21	$ 1.50	$ 1.29	$ 1.10	$ 0.95
Net Income Per Common Share (Diluted)	1.19	1.48	1.26	1.05	0.90
Weighted Average Number of Common Shares Outstanding (Basic)	1,810,916	1,865,951	1,914,357	1,957,760	1,963,775
Weighted Average Number of Common Shares Outstanding (Diluted)	1,846,980	1,893,203	1,962,920	2,044,137	2,056,579
Cash Dividends	0.455	0.43	0.40	0.40	0.40
BALANCE SHEET DATA (YEAR END)					
Total Assets	$407,641	$387,630	$371,042	$351,598	$341,704
Investment and Mortgage-Backed Securities	111,187	122,185	146,283	143,494	157,438
Loans Receivable, net	256,487	231,886	192,577	171,094	152,921
Deposits	270,399	248,440	234,988	223,691	212,693
Shareholders' Equity	27,313	25,967	25,333	26,019	26,216
FINANCIAL RATIOS					
Return on Average Assets	0.55%	0.75%	0.68%	0.61%	0.55%
Return on Average Equity	8.25%	11.19%	9.68%	8.40%	6.64%
Operating Expense to Average Assets	2.42%	2.28%	2.17%	2.14%	2.17%
OPERATIONS DATA					
Banking Centers	9	10	7	7	7
Employees (full-time equivalent)	80	77	73	74	81

We will never lose sight of our most important asset. Our People.

Dwight V. Neese



Dear Fellow Shareholders

We all know there is no way to predict the future, but we can prepare for whatever lies ahead. And that is exactly what we have done, and continue to do, at Provident Community Bancshares. Because of the steps taken in recent years to strategically reposition Provident Community Bank, we are now in an enviable position to better serve an expanded client base and to deliver more diversified products and provide an attractive return to our shareholders.

For almost 75 years, through many political and economic cycles, Provident has remained true to its mission of achieving superior financial performance by offering quality, value-added products and by providing service that consistently exceeds our clients' expectations.

How are we doing this? We start by going beyond simply satisfying our customers and clients and instead work hard to earn their loyalty through our own unique brand of community banking. People still prefer to do business with people, and we are growing Provident one relationship at a time. Thanks to these relationships, we have successfully established ourselves in some of the most resilient markets in South Carolina, giving us the potential to grow even further.

Most of all, we have carefully assembled and trained a team of people who approach their responsibilities at Provident not as a job, but as an opportunity for personal growth through service to others. This is an unbeatable advantage.

A Milestone Year

Our performance this year demonstrates the wisdom of our approach. On the deposit side, we grew by approximately 9%, particularly in lower-cost transaction accounts and time deposits. The growth on the commercial side of our business also contributed to deposit growth.

We immediately put these deposits to work, funding loan growth of 11%. These loans were primarily higher-yielding commercial and consumer loans. Our loan

PROVIDENT COMMUNITY BANCSHARES: STRATEGICALLY POSITIONED FOR THE FUTURE



2007 Stock Performance
$130
115
100
85
70
INDEX
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PCBS
Keefe Bank Index
NASDAQ Bank Index
S&P 500

growth is also funded with the proceeds from the sale and maturation of lower-yielding investments and mortgage-backed securities.

Put it all together and when 2007 ended, Provident Community Bank had exceeded $400 million in total assets for the first time. Assets at year-end were $407.6 million, a 5.2% increase over $387.6 million at the end of 2006.

Net income for 2007 was $2.2 million, or $1.18 per share compared to $2.8 million or $1.48 per share in 2006. This decline in earnings was caused by the turmoil in the economy and credit markets during the third and fourth quarters and our decision to significantly increase our loan-loss provision. We made this decision to put us in a stronger position as we entered 2008.

The stock market recognized the value of our business plan throughout 2007. At a time when most financial stocks were loosing value, Provident Community Bancshares increased more than 8% in value (see Stock Performance graph above). We also continued our share repurchase program in 2007.

In Great Markets

Over the last few years, Provident Community Bank moved its focus from rural markets to higher growth markets in suburban areas. In 2006, we opened three banking centers, one in Simpsonville, a suburb of Greenville, and two in Rock Hill, part of the Charlotte MSA. These are two terrific markets to be in, with median incomes and home values that are much higher than the South Carolina median.

In 2007, we formalized this shift in emphasis and resources by moving our corporate headquarters to Rock Hill. At the same time, we closed an office in Winnsboro that was acquired in a merger several years ago, having established a modern, more accessible banking center just a few miles away.

In 2008, we will continue this transition by opening a banking center in the panhandle region of Lancaster County, which like York County, is part of the Charlotte MSA. At the same time, we are committed to providing all our customers and clients, regardless of location, with a full range of contemporary and innovative banking products and services.

A Solid Financial Base

Thanks to a number of decisions made over the past decade, Provident has the financial resources and the operational strength to grow at a healthy and sustainable pace. One result of moving into high-growth suburban markets over the last few years is that we have increased the size and diversified the composition of our loan portfolio. In addition, our loan-to-deposit ratio is approaching 95%, which is an indication that we are using our deposits effectively.

Although deposits have grown steadily, we are not limited to deposits for growth. One of our legacies as a former thrift is our investment portfolio, the proceeds of which can be used to fund higher yielding loans as opportunities arise. Because we have been successful in prudently increasing the yield of this portfolio, we can be selective as we grow our asset base. The importance of this investment portfolio to the bank, some $125 million, will only increase in a falling rate environment.

Another legacy of our past is that our operating expenses are considerably below our peers. It is not simply that the cost of business is less in our rural markets. Much of our efficiency results from the technical sophistication we have gained in recent years that has enabled us to automate the back office processes that keep the bank operating smoothly.

Banking on People

In the final analysis, though, community banking is all about people—and their values. We have attracted an exceptional group of associates and created an environment where they can best serve the Bank's clients. And we recognize and reward the exceptional lengths our associates go to serve our customers through our Keeper of the Culture Award.

We believe that the relationships our associates have formed as a result of our culture have made a significant difference in our deposit growth this year. These strategies have gone a long way in making Provident a bank of choice in the communities we serve.

Invested in the Future

For all these reasons—the dynamic markets that we are in, the benefits we gain from our solid financial base and our low-cost operational structure, and the loyalty of our associates and clients—we are well positioned for the future. Provident has the skills, the resources, and the vision to seek opportunities even in the midst of difficult times, providing lasting and long-term value for you, our shareholders.

We would welcome the opportunity to tell you more about our accomplishments and our plans. Please join us for our annual shareholder meeting in the auditorium of the University of South Carolina—Union Campus on Wednesday, April 23, 2008 at 2:00 P.M.

Sincerely,

Dwight V. Neese

President and Chief Executive Officer

Resilient by Design



Seated: Brenda Billardello,
Marketing and Training Director

Back: Lud Vaughn, Chief Operating Officer
and Mark Pack, Chief Credit Officer


The Provident Advantage:
Attractive Markets
Financial Flexibility
Empowered Associates

Well Positioned for the Future

In 2007, Provident Community Bank relocated its corporate headquarters from Union, South Carolina to Rock Hill, South Carolina, in a move designed to strengthen the Bank's presence in the Upstate and Central Piedmont regions of South Carolina. Rock Hill was the third-fastest-growing city in South Carolina from 2000 to 2005 and continues to benefit from its proximity to Charlotte, the nation's second largest financial center and a dynamic engine of economic growth for the entire region.

Provident Community Bank continues to maintain its historic presence in Union County, where the Bank was established in 1934.


GREENVILLE
Cherokee
Spartanburg
Pickens
YORK
Rock Hill
Oconee
Jonesville
Union
Chester
Lancaster
Simpsonville
Laurens
UNION
Anderson
Winnsboro
LAURENS
Kershaw
FAIRFIELD
Newberry
Abbeville
Greenwood
Richland
Saluda
McCormick
Lexington
Edgefield

Corporate Headquarters
Provident Banking Centers
To Come



"It was exciting starting a new banking center in Simpsonville 2 years ago. It is such a pleasure working for a company that is community-minded and supports me to become very active in the community I live and work in."

Greenville County Consumer Market Executive, Crystal Hamby

"I have been an associate at Provident for over 20 years. I am blessed to work for a company so dedicated to their clients and shareholders and also to their associates. Provident Community Bank gives me the tools to make my team successful."

York County Consumer Market Executive, Lori Patrick

Building for Tomorrow: Dynamic Markets. Financial Strength. Great People.



Adding Value Through Investing in Our People, Our Services, Our Communities



BOARD OF DIRECTORS



BOARD OF DIRECTORS

Back Row, Left to Right

Carl L. Mason
Chairman of the Board, Real Estate Broker

William M. Graham
Director, Entrepreneur

James W. Edwards
Director, Retired Dean of the University of South Carolina— Union Campus

Robert H. Breakfield
Director, Attorney

Front Row, Left to Right

Phillip C. Wilkins, DMD
Director, Dentist

Dwight V. Neese
Director, President and CEO

Russell H. Smart
Director, CFO and principal of Windsor-Aughtry Company, Inc.

CORPORATE INFORMATION

COMMON STOCK INFORMATION
Provident Community Bancshares, Inc.'s common stock is quoted on the NASDAQ Global Market under the symbol PCBS. As of February 28, 2008, there were 688 shareholders of record and 1,785,719 shares of common stock issued and outstanding.

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
The Corporation has a dividend reinvestment program that allows shareholders to purchase additional shares with corporate dividends. To receive more information, please contact the Shareholder Relations Officer at 203 West Main Street, Union, SC 29379.

ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of Shareholders will convene at the Main Street Auditorium of the University of South Carolina, Union Campus, Union, SC, on April 23, 2008 at 2 PM.

CORPORATE OFFICE
2700 Celanese Road
P.O. Box 36428
Rock Hill, SC 29732
803.325.9400
888.427.9002

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
Elliot Davis, LLC
200 East Broad Street
P.O. Box 6286
Greenville, SC 29606-6286
864.242.3370

GENERAL COUNSEL
Nelson Mullins Riley & Scarborough
1320 Main Street
Columbia, SC 29201
803.255.9415

SPECIAL COUNSEL
Muldoon Murphy & Aguggia, LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016
202.362.0840

STOCK INFORMATION
Howe Barnes Hoefer & Arnett
222 South Riverside Plaza
7th Floor
Chicago, IL 60606
800.800.4893

Keefe Bruyette & Woods, Inc.
Three Jones Center
1051 East Cary Street, Suite 1415
Richmond, VA 23219
800.342.5529

Sandler O'Neil & Partners, LP
919 Third Avenue
New York, NY 10022
800.635.6872

TRANSFER AGENT
Registrar & Transfer Company
10 Commerce Drive
Cransford, NJ 07016
800.456.0596

SHAREHOLDER RELATIONS OFFICER
Wanda J. Wells
Provident Community Bancshares, Inc.
203 West Main Street
Union, SC 29379
864.429.1861


PROVIDENT
COMMUNITY BANK

We're Here To Get You There.

"Founded 1934"

Provident Community Bancshares, Inc.

[illegible] Celanese Road

P.O. Box [illegible]

Rock Hill, South Carolina [illegible]

[illegible]

[illegible]

www.[illegible]

LOCATIONS

Jonesville Banking Center & ATM
[illegible] Forest Street
Jonesville, SC [illegible]
[illegible]

Laurens Banking Center & ATM
[illegible] Hillcrest Drive
Laurens, SC [illegible]
[illegible]

Rock Hill Banking Center & ATM
[illegible] Celanese Road
Rock Hill, SC [illegible]
[illegible]

Rock Hill [illegible] Banking Center & ATM
[illegible] Crowne Pointe Lane
Rock Hill, SC [illegible]
[illegible]

Rock Hill Westminster Banking Center & ATM
[illegible] India Hook Road
Rock Hill, SC [illegible]
[illegible]

Simpsonville Banking Center & ATM
[illegible] NE Main Street
Simpsonville, SC [illegible]
[illegible]

Union Duncan By-Pass Banking Center & ATM
[illegible] North Duncan By-Pass
Union, SC [illegible]
[illegible]

Union Main Street Banking Center & ATM
[illegible] West Main Street
Union, SC [illegible]
[illegible]

Union Operations Center
[illegible] North Duncan By-Pass
Union, SC [illegible]
[illegible]

Winnsboro [illegible] By-Pass Banking Center & ATM
[illegible] U.S. Hwy [illegible] By-Pass South
Winnsboro, SC [illegible]
[illegible]

Provident Community Bancshares, Inc.

2700 Celanese Road
P.O. Box 36428
Rock Hill, SC 29732



**Notice of Annual Meeting,
Proxy Statement and
2007 Supplemental Annual Report**

**Annual Meeting of Shareholders
To be held
April 23, 2008**


PROVIDENT COMMUNITY BANCSHARES, INC.

March 21, 2008

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Provident Community Bancshares, Inc. (the "Company"). The meeting will be held in the University of South Carolina Auditorium, Union Campus, 401 East Main Street, Union, South Carolina on Wednesday, April 23, 2008 at 2:00 p.m., local time.

The notice of annual meeting and proxy statement appearing on the following pages describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Company. Directors and officers of the Company, as well as a representative of Elliott Davis, LLC, the Company's independent auditors, will be present to respond to appropriate questions of stockholders.

It is important that your shares are represented at this meeting, whether or not you attend the meeting in person and regardless of the number of shares you own. To make sure your shares are represented, we urge you to vote via the Internet, by telephone or by completing and mailing the enclosed proxy card. If you attend the meeting, you may vote in person even if you have previously mailed a proxy card.

We look forward to seeing you at the meeting.

Sincerely,

Carl L. Mason
Chairman of the Board

Provident Community Bancshares, Inc.
2700 Celanese Road
Rock Hill, South Carolina 29732
(803) 325-9400

Notice of Annual Meeting of Stockholders

The annual meeting of stockholders of Provident Community Bancshares, Inc. will be held in the University of South Carolina Auditorium, Union Campus, 401 East Main Street, Union, South Carolina on Wednesday, April 23, 2008 at 2:00 p.m., local time, for the following purposes:

1. To elect two directors of the Company to serve for a term of three years;

2. To ratify the appointment of Elliott Davis, LLC as independent auditors for the Company for the fiscal year ending December 31, 2008; and

3. To transact any other business that may properly come before the meeting.

NOTE: The Board of Directors is not aware of any other business to come before the meeting.

Stockholders of record at the close of business on February 28, 2008 are entitled to receive notice of and to vote at the meeting and any adjournment or postponement of the meeting.

Please vote either via the Internet, by telephone or by completing and signing the enclosed form of proxy, which is solicited by the Board of Directors, and mailing it promptly in the enclosed envelope. The proxy will not be used if you attend the meeting and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS

Wanda J. Wells
Corporate Secretary

Rock Hill, South Carolina
March 21, 2008

IMPORTANT: The prompt return of proxies will save the Company the expense of further requests for proxies to ensure a quorum. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States.

TABLE OF CONTENTS

Page

PROXY STATEMENT 1

GENERAL INFORMATION 1

INFORMATION ABOUT VOTING 1
- Who Can Vote at the Meeting 1
- Ownership of Shares; Attending the meeting 1
- Quorum 2
- Votes Required for Proposals 2
- Routine and Non-Routine Proposals 2
- How We Count Votes 3
- Voting by Proxy 3

CORPORATE GOVERNANCE 4
- Director Independence 4
- Committees of the Board of Directors 4
- Audit Committee 5
- Compensation Committee 5
- Governance Committee 5
- Minimum Qualifications 6
- Director Nomination Process 6
- Consideration of Recommendations by Shareholders 6
- Procedures to be Followed by Stockholders 7
- Board and Committee Meetings 7
- Director Attendance at the Annual Meeting of Stockholders 7
- Code of Ethics and Business Conduct 8
- Audit Committee Report 8

DIRECTOR COMPENSATION 9
- Cash Retainers for Non-Employee Directors 10

STOCK OWNERSHIP 10

ITEMS TO BE VOTED ON BY STOCKHOLDERS 11
- Election of Directors 11
- Nominees for Terms Ending in 2011 12
- Directors With Terms Ending in 2009 12
- Directors With Terms Ending in 2010 12
- Ratification of the Independent Registered Public Accounting Firm 13

EXECUTIVE COMPENSATION 14
- Summary Compensation Tables 14

Employment and Change In Control Agreements . . . 14
Outstanding Equity Awards at Fiscal Year-End . . . 15
Retirement Benefits . . . 15
Other Potential Post-Termination Benefits . . . 16
Payments Made Upon Termination for Just Cause . . . 16
Payments Made Upon Termination without Cause or for Good Reason . . . 16
Payments Made Upon Disability . . . 16
Payments Made Upon Death . . . 17
Payments Made Upon a Change in Control . . . 17

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS . . . 18
Section 16(a) Beneficial Ownership Reporting Compliance . . . 18
Policies and Procedures for Approval of Related Person Transactions . . . 18
Transaction with Related Persons . . . 19

SUBMISSION OF STOCKHOLDER PROPOSALS AND NOMINATIONS . . . 20

STOCKHOLDER COMMUNICATIONS . . . 21

MISCELLANEOUS . . . 21

ANNUAL REPORT ON FORM 10-K . . . 23

Provident Community Bancshares, Inc.

Proxy Statement

General Information

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Provident Community Bancshares, Inc. for the 2008 annual meeting of stockholders and for any adjournment or postponement of the meeting. In this proxy statement, we may also refer to Provident Community Bancshares, Inc. as "Provident Community Bancshares," the "Company," "we," "our" or "us."

Provident Community Bancshares is the holding company for Provident Community Bank, N.A. In this proxy statement, we may also refer to Provident Community Bank as the "Bank."

We are holding the 2008 annual meeting at the University of South Carolina Auditorium, Union Campus, 401 East Main Street, Union, South Carolina on Wednesday, April 23, 2008 at 2:00 p.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to stockholders of record beginning on or about March 21, 2008.

Information about Voting

Who Can Vote at the Meeting

You are entitled to vote the shares of Provident Community Bancshares common stock that you owned as of February 28, 2008. As of the close of business on February 28, 2008, a total of 1,785,719 shares of Provident Community Bancshares common stock were outstanding. Each share of common stock has one vote.

The Company's Certificate of Incorporation provides that record holders of the Company's common stock who acquire beneficial ownership in excess of 10% of the Company's outstanding shares without the approval of two-thirds of the Board of Directors are entitled to cast only one-hundredth of a vote of any shares held in excess of the 10% limit.

Ownership of Shares; Attending the Meeting

You may own shares of Provident Community Bancshares in one of the following ways:

- Directly in your name as the stockholder of record; or
- Indirectly through a broker, bank or other holder of record in "street name."

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting. Additionally, instead of voting by mailing a proxy card, registered stockholders can vote their shares of Company common stock over the Internet or by telephone. The Internet and telephone voting procedures are designed to authenticate stockholders' identities, allow stockholders to provide their voting instructions and confirm that their instructions have been recorded properly. Specific instructions for Internet or telephone voting are set forth on the enclosed proxy card. The deadline for voting by telephone or via the Internet is 3:00 a.m., Eastern time, on April 23, 2008.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Provident Community Bancshares common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Votes Required for Proposals. At this year's annual meeting, stockholders will elect two directors to serve a term of three years. In voting on the election of directors, you may vote in favor of the nominees, withhold votes as to both nominees, or withhold votes as to either nominee. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the appointment of Elliott Davis, LLP as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the selection of Elliott Davis, LLP as our independent registered public accounting firm for 2008, the affirmative vote of a majority of the votes cast at the annual meeting is required.

Routine and Non-Routine Proposals. The rules of the New York Stock Exchange determine whether proposals presented at stockholder meetings are routine or non-routine. If a proposal is routine, a broker or other entity holding shares for an owner in street name may vote for the proposal without receiving voting instructions from the owner. If a proposal is non-routine, the broker or other entity may vote on the proposal only if the owner has provided voting instructions. A broker non-vote occurs when a broker or other entity is unable to vote on a particular proposal and has not received voting instructions from the beneficial owner.

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares to determine whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted to determine the existence of a quorum.

In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In counting votes on the proposal to ratify the selection of the independent registered public accountants, we will not count abstentions and broker non-votes as votes cast on the proposal. Therefore, abstentions and broker non-votes will have no impact on the outcome of the proposal.

Voting by Proxy

The Board of Directors of Provident Community Bancshares is sending you this proxy statement to request that you allow your shares of Provident Community Bancshares common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of Provident Community Bancshares common stock represented at the meeting by properly executed proxies will be voted in accordance with the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. **The Board of Directors recommends a vote "FOR" each of the nominees for director and "FOR" ratification of the appointment of Elliott Davis, LLC as the independent registered public accounting firm.**

If you are a participant in the Company's Dividend Reinvestment Plan, the proxy card covers the shares in your account under the Plan, as well as shares registered in your name.

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the meeting to solicit additional proxies. If the annual meeting is postponed or adjourned, your Company common stock may be voted by the persons named in the proxy card on the new annual meeting date as well, unless you have revoked your proxy. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting, regardless of whether you submitted your original proxy by mail, the Internet or telephone. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your shares have been voted at the annual meeting, deliver a later dated proxy, or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

Corporate Governance

Director Independence

The Company's Board of Directors currently consists of seven members, all of whom are independent under the listing standards of the NASDAQ Stock Market, Inc., except for Mr. Neese, who is President and Chief Executive Officer of the Company and the Bank. In assessing the independence of our directors, the Board of Directors considered transactions, relationships and arrangements between the Company and its directors that are not required to be disclosed in this proxy statement under the heading *"Transactions with Related Persons,"* including loans or lines of credit that the Bank has directly or indirectly made to Directors Mason and Wilkins.

Committees of the Board of Directors

The following table identifies the members of the Board's Audit, Compensation and Governance Committees as of December 31, 2007. All members of each committee are independent in accordance with the listing requirements of the NASDAQ Stock Market, Inc. Each of the committees operates under a written charter that is approved by the Board of Directors that governs its composition, responsibilities and operations. Each committee reviews and reassesses the adequacy of its charter at least annually. The charters for all three committees are available in the Board Charters portion of the Investor Relations section of the Company's Web site (*www.providentonline.com*).

The Company and the Bank also maintain Loan, Asset/Liability, Long Range Planning, Investment and Strategic Planning Committees.

Director	Audit Committee	Compensation Committee	Governance Committee
Robert H. Breakfield	X*		X
James W. Edwards		X	
William M. Graham	X		
Carl L. Mason		X*	X
Dwight V. Neese			
Russell H. Smart	X		
Philip C. Wilkins		X	X*
Number of Meetings in 2007	3	3	2

*Denotes Chairman

Audit Committee

The Audit Committee meets as needed to appoint, and review the work performed by, the independent registered public accounting firm and to monitor the Company's internal audit function and internal control systems. The Audit Committee also meets with the independent registered public accounting firm to discuss the results of the annual audit and any related matters. The Board has determined that the Audit Committee does not have a member who is an "audit committee financial expert" as such term is defined by the rules and regulations of the Securities and Exchange Commission. While the Board recognizes that no individual Board member meets the qualifications required of an "audit committee financial expert," the Board believes that the level of financial knowledge and experience of the current members of the Audit Committee, including the ability to read and understand fundamental financial statements, is cumulatively sufficient to discharge adequately the Audit Committee's responsibilities.

Compensation Committee

The Compensation Committee approves the compensation objectives for the Company and the Bank and establishes the compensation for the CEO and other executives. The Compensation Committee reviews all components of compensation including base salary, bonus, equity compensation, benefits and other perquisites. In addition to reviewing competitive market values, the Compensation Committee also examines the total compensation mix, pay-for-performance relationship, and how all elements, in the aggregate, comprise the executive's total compensation package. The CEO develops recommendations regarding the appropriate mix and level of compensation for subordinate officers. The recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Committee. The CEO meets with the Committee to discuss the recommendations and also reviews with the Committee his recommendations concerning the compensation of the named executive officers. The CEO does not participate in Committee discussions or the review of Committee documents relating to the determination of his compensation. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors. The Compensation Committee also assists the Board of Directors in evaluating potential candidates for executive positions.

We have utilized the services of Matthews, Young – Management Consulting as independent compensation consultants to help us benchmark our compensation program against our peers and to insure that the program is consistent with prevailing practice in our industry. During 2007, Matthews, Young – Management Consulting compiled data from six banking salary surveys and narrowed the scope to institutions similar in size and geographic location to us. We utilized this data to adjust our base pay for senior officers and our incentive compensation program. We also engaged Clark Consulting, an additional independent compensation consultant, to assist us with our split dollar life insurance arrangements, which are funded through our purchase of bank owned life insurance.

Governance Committee

The Company's Governance Committee identifies individuals qualified to become board members, selects nominees for election as directors and develops a set of corporate governance policies and procedures.

Minimum Qualifications. The Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. A candidate must meet the eligibility requirements set forth in the Company's Bylaws, which include a stock ownership requirement and an age limitation provision. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

If the candidate is deemed eligible for election to the Board of Directors, the Governance Committee will then evaluate the prospective nominee to determine if he or she possesses the following qualifications, qualities or skills:

- financial, regulatory and business experience;
- familiarity with the Bank's market area and participation in and ties to local businesses and civic, charitable and religious organizations;
- personal and professional integrity, honesty and reputation;
- the ability to represent the best interests of the stockholders of the Company and the best interests of the institution;
- the ability to devote sufficient time and energy to the performance of his or her duties; and
- independence under applicable Securities and Exchange Commission and listing definitions.

The Committee also will consider any other factors the Governance Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

With respect to nominating an existing director for re-election to the Board of Directors, the Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; the experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. The process that the Governance Committee follows to identify and evaluate individuals to be nominated for election to the Board of Directors is as follows:

For purposes of identifying nominees for the Board of Directors, the Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as its knowledge of members of the communities served by the Bank. The Governance Committee also will consider director candidates recommended by stockholders in accordance with the policy and procedures set forth below. The Governance Committee has not previously used an independent search firm to identify nominees.

In evaluating potential nominees, the Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under certain criteria, which are described below. If such individual fulfills these criteria, the Governance Committee will conduct a check of the individual's background and interview the candidate to further assess the qualities of the prospective nominee and the contributions he or she would make to the Board.

Consideration of Recommendations by Stockholders. It is the policy of the Governance Committee of the Board of Directors of the Company to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Governance Committee's resources, the Governance

Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders. To submit a recommendation of a director candidate to the Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairman of the Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;
2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;
3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;
4. As to the stockholder making the recommendation, the name and address of such stockholder as they appear on the Company's books; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and
5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Governance Committee at least 120 calendar days prior to the date the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting, advanced by one year.

Board and Committee Meetings

During the fiscal year ended December 31, 2007, the Board of Directors of the Company held 13 meetings and the Board of Directors of the Bank held 12 meetings. No director attended fewer than 75% of the total meetings of the Boards of Directors and committees on which such director served during 2007.

Director Attendance at the Annual Meeting of Stockholders

The Board of Directors encourages directors to attend the annual meeting of stockholders. All directors attended the 2007 annual meeting of stockholders.

Code of Ethics and Business Conduct

The Company has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors, executive officers and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the Code of Ethics and Business Conduct is designed to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations. A copy of the Code of Ethics and Business Conduct can be found in the Code of Conduct portion of the Investor Relations section of the Company's Web site (*www.providentonline.com*).

Audit Committee Report

The Company's management is responsible for the Company's internal controls and financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 114 (Communication With Those Charged With Governance), including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the Independence Standards Board Standard No. 1 (Independence Discussions With Audit Committees) and has discussed with the independent registered public accounting firm the firm's independence from the Company and its management. In concluding that the registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the firm were compatible with its independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of its examination, its evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm that, in its report, expresses an opinion on the conformity of the Company's financial statements to generally accepted accounting principles. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards or that the Company's independent registered public accounting firm is in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission. The Audit Committee also has approved, subject to stockholder ratification, the selection of the Company's independent registered public accounting firm for the fiscal year ending December 31, 2008.

The Audit Committee of the Board of Directors
of Provident Community Bancshares, Inc.

Robert H. Breakfield, Chairman
William M. Graham
Russell H. Smart

Director Compensation

The following table provides the compensation received by individuals who served as non-employee directors of the Company during the 2007 fiscal year.

Director	Fees Earned or Paid in Cash ($)	Total ($)
Robert H. Breakfield	$14,000	$14,000
James W. Edwards	14,000	14,000
William M. Graham	14,000	14,000
Louis M. Jordan	8,167	8,167
Carl L. Mason	17,600	17,600
Russell H. Smart	4,667	4,667
Philip C. Wilkins	14,000	14,000

(1) At December 31, 2007, the aggregate outstanding stock options held by Messrs. Breakfield, Edwards, Graham, Jordan, Mason, Smart and Wilkins were 1,500, 3,600, 8,275, 0, 6,175, 0 and 1,500, respectively.

Cash Retainers for Non-Employee Directors. The following table sets forth the applicable retainers that were paid in 2007 and will continue to be paid to our non-employee directors for their service on our Board of Directors during 2008.

Monthly Fee for Bank Board of Directors	$1,000
Quarterly Fee for Company Board of Directors	500
Monthly Fee for Chairman of the Board of Directors	300

Stock Ownership

The following table provides information as of February 28, 2008 with respect to persons known to the Company to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding
Jeffrey L. Gendell Tontine Financial Partners, L.P. Tontine Management, L.L.C. 237 Park Avenue, 9th Floor New York, New York 10017	161,937[(1)]	9.1%
Louis M. Jordan 100 Eastwood Avenue Union, South Carolina 29375	126,705	7.1

(1) Based on information contained in a Schedule 13D filed with the U.S. Securities and Exchange Commission on January 9, 2004.

The following table provides information about the shares of Company common stock that may be considered to be owned by each director or nominee for director of the Company, by the executive officers of the Company named in the Summary Compensation Table and by all directors and executive officers of the Company as a group as of February 28, 2008. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting power and sole investment power with respect to the shares shown.

Name	Number of Shares Owned (Excluding Options)	Number of Shares That May Be Acquired Within 60 Days By Exercising Options	Percent of Common Stock Outstanding (1)
Directors			
Robert H. Breakfield	5,027	1,500	*
James W. Edwards	11,203	3,600	*
William M. Graham	22,745	8,275	1.7%
Carl L. Mason	10,790	6,175	*
Dwight V. Neese	55,997	19,087	4.2
Russell H. Smart	5,000	-	*
Philip C. Wilkins	9,083(2)	1,500	*
Named Executive Officers Who Are Not Also Directors			
Richard H. Flake	36,890(3)	17,252	3.0
Lud W. Vaughn	4,450	10,250	*
All directors and executive officers as a group (9 persons)	161,185	67,639	12.3

* Less than 1% of the shares outstanding.

(1) Based on 1,785,719 shares of Company common stock outstanding and entitled to vote as of February 28, 2008, plus the number of shares that may be acquired within 60 days by each individual (or group of individuals) by exercising stock options.

(2) Includes 111 shares held by Dr. Wilkins' spouse.

(3) Includes 1,984 shares owned by Mr. Flake's spouse's individual retirement account.

Items to Be Voted on By Stockholders

Item 1 — Election of Directors

The Company's Board of Directors currently consists of seven members. The Board is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year. Two directors, William M. Graham and Carl L. Mason, both of whom are currently directors of the Company and the Bank, have been nominated for election at the annual meeting to serve for a three-year term, or until their respective successors have been elected and qualified.

The Board of Directors intends that the proxies solicited by it will be voted for the election of the nominees named above. If any nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute proposed by the Board of Directors. At this time, the Board of Directors knows of no reason why any nominee would be unable to serve.

Information regarding the Board of Directors' nominees and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his current occupation for the last five years. The age indicated in each individual's biography is as of December 31, 2007. The indicated period for service as a director includes service as a director of the Bank.

Nominees for Terms Ending in 2011

William M. Graham. Mr. Graham is currently retired. Before his retirement, Mr. Graham was the owner and operator of Graham's Flowers in Union, South Carolina. Age 63. Director since 1990.

Carl L. Mason. Mr. Mason is the Chairman of the Board of Directors of the Company and the Bank. Since February 2004, he has been employed by TJ Turf to assist in the identification and procurement of investment properties for Winter Green Holdings, LLC. Mr. Mason was the President of Carlisle Finishing, a division of Cone Mills Corporation, a textile finishing company, before his retirement in 1999. Age 63. Director since 1989.

Directors With Terms Ending in 2009

Dwight V. Neese. Mr. Neese is the President and Chief Executive Officer of the Company and the Bank. Age 57. Director since 1995.

Russell H. Smart. Mr. Smart is a vice president and secretary/treasurer of Windsor/Aughtry Co., a real estate development company in Greenville, South Carolina. Age 56. Director since 2007.

Philip C. Wilkins, DMD. Dr. Wilkins is a dentist in Winnsboro, South Carolina. Age 52. Director since 1999.

Directors With Terms Ending in 2010

Robert H. Breakfield. Mr. Breakfield is a self-employed attorney in Rock Hill, South Carolina, and a professor of business law at Winthrop University, located in Rock Hill. Age 60. Director since 2004.

James W. Edwards. Mr. Edwards is currently retired. Before retiring, Mr. Edwards was the Dean at the University of South Carolina, Union Campus, located in Union, South Carolina. Age 71. Director since 1996.

Item 2 — Ratification of the Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors has appointed Elliott Davis, LLC to be the Company's independent registered public accounting firm for the 2008 fiscal year, subject to ratification by stockholders. A representative of Elliott Davis, LLC is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes cast by stockholders at the annual meeting, other independent public auditors will be considered by the Board of Directors.

The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of the independent registered public accounting firm.

Audit Fees. The following table sets forth the fees billed to the Company for the years ended December 31, 2007 and 2006 by Elliott Davis, LLC:

	2007	2006
Audit fees	$55,250	$45,800
Audit related fees	—	—
Tax fees[1]	12,865	6,800
All other fees	—	—

(1) Consists of tax filings and tax-related compliance and other advisory services. In 2007, also includes fees paid to assist in an audit of the Company by the Internal Revenue Service.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Registered Public Accounting Firm

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent registered public accounting firm. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent registered public accounting firm. Such approval process ensures that the external auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent registered public accounting firm. Requests for services by the independent registered public accounting firm for compliance with the auditor services policy must be specific as to the particular services to be provided.

The request may be made with respect to either specific services or a type of service for predictable or recurring services.

During the year ended December 31, 2007, all services were approved, in advance, by the Audit Committee in compliance with these procedures.

Executive Compensation

Summary Compensation Table

The following information is furnished for the principal executive officer of the Company for the 2007 fiscal year and the next two most highly compensated executive officers of the Company as measured by total compensation for the 2007 fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Dwight V. Neese	2007	$216,300	$27,000	$7,545	$43,034	$293,879
President and Chief Executive Officer	2006	205,000	70,579	7,545	33,770	316,894
Richard H. Flake	2007	135,000	15,000	7,545	25,907	183,452
Executive Vice President and Chief Financial Officer	2006	115,000	43,471	7,545	21,615	187,631
Lud W. Vaughn	2007	145,000	13,000	7,545	21,003	186,548
Executive Vice President and Chief Operating Officer	2006	115,000	30,132	7,545	17,278	169,955

(1) These amounts represent the compensation expense recognized for financial statement reporting purposes in accordance with FAS 123(R) for outstanding stock option awards for each of the named executive officers, based upon a fair value of each option of $5.03 using the Black-Scholes option pricing model using the following assumptions: dividend yield - 4%; expected volatility - 25%; risk-free interest rate - 5%; and expected lives - 10 years. The actual value, if any, realized by an executive officer from any option will depend on the extent to which the market value of the common stock exceeds the exercise price of the option on the date the option is exercised. Accordingly, there is no assurance that the value realized by an executive officer will be at or near the value estimated.

(2) Consists of employer contributions to the Bank's employee retirement plan. For Mr. Neese, also includes total perquisites of $13,559, which includes costs for medical insurance, a car allowance and a gas allowance. For Messrs. Flake and Vaughn excludes perquisites, which were less than $10,000 for each executive officer.

Employment and Change In Control Agreements

Provident Community Bancshares and Provident Community Bank maintain an employment agreement with Dwight V. Neese and Richard H. Flake. The employment agreements were entered into effective January 1, 2003 and had an initial term of three years. Each day, the term of the agreements are automatically extended by one day so that the term remains at three years. Under the agreement, Mr. Neese will serve as the President and Chief Executive Officer and Mr. Flake will serve as Executive Vice President and Chief Financial Officer. Among other things, the agreements provide for an annual salary, participation in discretionary bonuses or other incentive compensation provided to senior management, and participation in stock benefit plans and other fringe benefits applicable to executive personnel.

Under the terms of their employment agreements, Messrs. Neese and Flake are subject to a one year non-compete if he terminates his employment for good reason (as defined in the agreement) or he is terminated without cause (as defined in the agreement).

See *"Retirement Benefits"* and *"Other Potential Post-Termination Benefits"* for a discussion of the benefits and payments Messrs. Neese, Flake and Vaughn may receive under their employment agreements upon their retirement or termination of employment.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised options for each named executive officer outstanding as of December 31, 2007.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Dwight V. Neese	5,000	–	$ 9.06	01/31/2011
	4,087	–	10.36	01/18/2012
	7,500	–	16.75	12/29/2013
	2,500	–	17.26	03/15/2015
Richard H. Flake	500	–	$15.83	05/27/2008
	1,200	–	8.75	10/17/2010
	2,000	–	9.06	01/31/2011
	4,052	–	10.36	01/18/2012
	7,500	–	16.75	12/29/2013
	2,000	–	17.26	03/15/2015
Lud W. Vaughn	750	–	$13.00	04/18/2012
	7,500	–	16.75	12/29/2013
	2,000	–	17.26	03/15/2015

Retirement Benefits

Provident Community Bank maintains supplemental executive retirement plans with Messrs. Neese, Flake and Vaughn to provide the executives with additional compensation at retirement or upon termination of employment by reason of death or disability. Messrs. Neese and Flake are entitled to an annual benefit for a period of 20 years of $159,100 and $81,400, respectively, upon normal retirement at or after age 65. Mr. Vaughn is entitled to an annual benefit for a period of 15 years of $50,000 upon normal retirement at or after age 65. A reduced benefit is payable if the executive retires before age 65. The annual benefits are payable on a monthly basis to the executives or their designated beneficiaries.

Under the 1995 Stock Option Plan, outstanding stock options vest and remain exercisable until the earlier of one year from the date of retirement or the expiration date of the stock options. Upon retirement, outstanding stock options granted pursuant to our 2001 Stock Option Plan remain exercisable until the earlier of one year from the date of retirement or the expiration date of the stock options. Under the 2006 Equity Incentive Plan, stock options and restricted stock awards vest in full upon retirement and remain exercisable until the earlier of two years from the date of retirement or the expiration date of the stock options.

Other Potential Post-Termination Benefits

Payments Made Upon Termination for Just Cause. Messrs. Neese's and Flake's employment agreements contain a narrow definition of just cause for which each of their employment may be terminated. If either Mr. Neese or Mr. Flake is terminated for just cause, the executive will receive his base salary through the date of termination and retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided.

Under the 1995 Stock Option Plan and the 2001 Stock Option Plan, if an employee is terminated due to cause (as defined in the plan), any stock option granted under these plans and held by the terminated employee is cancelled upon the date of termination. Under the 2006 Equity Incentive Plan, stock options granted under this plan and held by an employee are cancelled three months after an employee is terminated due to cause (as defined in the plan).

Payments Made Upon Termination without Cause or for Good Reason. Messrs. Neese's and Flake's employment agreements provide that if we choose to terminate either executive's employment for reasons other than for just cause, or if either executive resigns after specified circumstances that would constitute good reason, the executive will be entitled to receive an amount equal to his base salary plus annual cash bonuses due for the remaining term of his agreement, along with the contributions that would have been made on his behalf during the remaining term of his agreement to any of our employee benefit plans. Under their employment agreements, Messrs. Neese and Flake also will continue to participate in any health, life or disability insurance for thirty-six months.

Payments Made Upon Disability. Under their employment agreements, if Mr. Neese or Mr. Flake becomes disabled and his employment is terminated, the executive will be entitled to disability pay equal to 75% of his monthly base salary in effect at the date of termination. He would continue to receive disability payments until the earlier of: (1) his death, (2) attainment of age 65, or (3) three years after his date of termination. All disability payments would be reduced by the amount of any disability benefits payable under our disability plans. In addition, the executive and his dependents would continue to be covered to the greatest extent possible under all benefit plans in which he participated before his disability as if he were actively employed by us.

Under their supplemental executive retirement plans, if Messrs. Neese, Flake or Vaughn terminates employment before age 65 as a result of a disability, the Bank will distribute an actuarially determined amount based upon the date of termination and remaining years of service before age 65. Under this plan, the Bank is obligated to distribute this amount on a monthly basis for 20 years to Messrs. Neese and Flake or their designated beneficiaries. The Bank is obligated to distribute this amount on a monthly basis for 15 years to Mr. Vaughn or his designated beneficiary. This distribution cannot exceed the benefits that would have been paid to the executive upon his retirement.

Upon termination due to disability, outstanding stock options granted pursuant to our 1995 Stock Option Plan vest and remain exercisable until the earlier of one year from the date of termination due to disability or the expiration date of the stock options. Under our 2001 Stock Option Plan, outstanding stock options vest in full upon termination due to disability and remain exercisable until the earlier of two years (one year in the case of incentive stock options) from the date of termination or the expiration date of the stock options. Under our 2006 Equity Incentive Plan, outstanding stock options vest in full upon termination due to disability and remain exercisable until the date defined in the stock option award (or, in the case of incentive stock options, the earlier of one year from the date of termination or the expiration date of the stock options).

Payments Made Upon Death. Under their employment agreements, Mr. Neese's and Mr. Flake's estate are entitled to receive the compensation due to the executive through the end of the month in which his death occurs.

Under their supplemental executive retirement plans, if Messrs. Neese or Flake dies while in active service with the Bank, their designated beneficiaries are entitled to an annual benefit of $159,100 and $81,400, respectively, for a period of 20 years. If Mr. Vaughn dies while in active service with the Bank, his designated beneficiaries are entitled to an annual benefit of $50,000 for a period of 15 years. If the executive dies after payments under the agreement have commenced, their designated beneficiary will be entitled to the remaining payments.

Upon termination due to death, outstanding stock options granted pursuant to our 1995 Stock Option Plan vest and remain exercisable until the earlier of one year from the date of termination due to death or the expiration date of the stock options. Under our 2001 Stock Option Plan, outstanding stock options vest in full upon death and remain exercisable until the earlier of two years (one year in the case of incentive stock options) from the date of termination due to death or the expiration date of the stock options. Under our 2006 Equity Incentive Plan, outstanding stock options vest in full upon termination due to death and remain exercisable until the date defined in the stock option award (or, in the case of incentive stock options, the earlier of one year from the date of termination or the expiration date of the stock options).

Payments Made Upon a Change in Control. Messrs. Neese's and Flake's employment agreements provide that if during the two year period following a change in control (as defined in the agreement) the executive's employment is terminated without just cause or the executive voluntary terminates his employment for good reason, the executive will be entitled to a severance payment equal to three times the sum of his highest annual rate of base salary over the twelve months preceding the change in control and the highest cash bonus paid to or accrued on behalf of the executive over the three most recent fiscal years. In addition, the executive also will be entitled to receive a lump-sum payment equal to the contributions he would have received under our retirement programs for a period of thirty-six months, as well as continued participation in any Company health, life or disability insurance at the most favorable senior executive rate for the remaining term of his employment agreement. Section 280G of the Internal Revenue Code provides that payments related to a change in control that equal or exceed three times the individual's "base amount" (defined as average annual taxable compensation over the five preceding calendar years) constitute "excess parachute payments." Individuals who receive excess parachute payments are subject to a 20% excise tax on the amount that exceeds the base amount, and the employer may not deduct such amounts. Messrs. Neese's and Flake's employment agreements provide that if the total value of the benefits provided and payments made to the executive in connection with a change in control, either under his employment agreement alone or together with other payments and benefits that he has the right to receive from the Company and the Bank, exceed three times his base amount ("280G Limit"), the executive's severance payment will be reduced or revised so that the aggregate payments do not exceed his 280G Limit.

The Bank has entered into a change in control agreement with Lud W. Vaughn. The agreement was entered into effective April 17, 2003 and had an initial term of two years. Each day, the term of the agreement is automatically extended by one day so that the term remains at two years. Mr. Vaughn's agreement provides that if, following a change in control (as defined in the agreement), the executive's employment is terminated without cause, the executive will be entitled to a severance payment equal to two times his base salary in effect on the effective date of a change in control, plus coverage under the Bank's life, medical and dental plans for twenty-four months. The change in control agreement provides that the total value of the benefits provided and payments made to Mr. Vaughn may not exceed his 280G Limit and that to avoid such a result the severance payment would be reduced.

Under their supplemental executive retirement plans, upon a change in control Messrs. Neese or Flake are entitled to an annual benefit of $159,100 and $81,400, respectively, for a period of 20 years and Mr. Vaughn is entitled to an annual benefit of $50,000 for a period of 15 years. The annual benefits are payable on a monthly basis to the executives or their designated beneficiaries beginning on the month following the executive becoming 65 years old.

In the event of a change in control of Provident Community Bancshares or Provident Community Bank, outstanding stock options granted pursuant to our 1995 Stock Option Plan or 2001 Stock Option Plan automatically vest and, unless otherwise provided for in connection with such change in control, the option holder will receive in cash an amount equal to the difference between the fair market price of the securities and the exercise price of the option for each option held. Under our 2006 Equity Incentive Plan, a change in control accelerates the vesting of all outstanding stock options and, if the option holder is terminated other than for cause within 12 months of the change in control, the options will remain exercisable until the expiration date of the stock options. The value of the accelerated options count towards Messrs. Neese's and Flake's 280G Limit.

Other Information Relating to Directors and Executive Officers

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of the reports it has received and written representations provided to the Company from the individuals required to file the reports, the Company believes that each of the Company's executive officers and directors has complied with applicable reporting requirements for transactions in Company common stock during the fiscal year ended December 31, 2007.

Policies and Procedures for Approval of Related Person Transactions

We maintain a Policy and Procedures Governing Related Person Transactions, which is a written policy and set of procedures for the review and approval or ratification of transactions involving related persons. Under the policy, related persons consist of directors, director nominees, executive officers, persons or entities known to us to be the beneficial owner of more than five percent of any outstanding class of the voting securities of the Company, or immediate family members or certain affiliated entities of any of the foregoing persons.

Transactions covered by the policy consist of any financial transaction, arrangement or relationship or series of similar transactions, arrangements or relationships, in which:

- the aggregate amount involved will or may be expected to exceed $50,000 in any calendar year;
- the Company is, will, or may be expected to be a participant; and
- any related person has or will have a direct or indirect material interest.

The policy excludes certain transactions, including:

- any compensation paid to an executive officer of the Company if the Compensation Committee of the Board approved (or recommended that the Board approve) such compensation;
- any compensation paid to a director of the Company if the Board or an authorized committee of the Board approved such compensation; and
- any transaction with a related person involving consumer and investor financial products and services provided in the ordinary course of the Company's business and on substantially the same terms as those prevailing at the time for comparable services provided to unrelated third parties or to the Company's employees on a broad basis (and; in the case of loans, in compliance with the Sarbanes-Oxley Act of 2002).

Related person transactions will be approved or ratified by the Audit Committee. In determining whether to approve or ratify a related person transaction, the Audit Committee will consider all relevant factors, including:

- whether the terms of the proposed transaction are at least as favorable to the Company as those that might be achieved with an unaffiliated third party;
- the size of the transaction and the amount of consideration payable to the related person;
- the nature of the interest of the related person;
- whether the transaction may involve a conflict of interest; and
- whether the transaction involves the provision of goods and services to the Company that are available from unaffiliated third parties.

A member of the Audit Committee who has an interest in the transaction will abstain from voting on approval of the transaction, but may, if so requested by the chair of the Audit Committee, participate in some or all of the discussion.

Transactions with Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee, although the Bank does not currently have such a program in place.

Pursuant to the Company's Audit/Compliance Committee Charter, the Audit Committee periodically reviews, no less frequently than quarterly, a summary of the Company's transactions with directors and executive officers of the Company and with firms that employ directors, as well as any other related person transactions, for the purpose of recommending to the disinterested members of the Board of Directors that the transactions are fair, reasonable and within Company policy and should be ratified and approved. Also, in accordance with banking regulations, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of the Company's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Additionally, pursuant to the Company's Code of Ethics and Business Conduct, all executive officers and directors of the Company must disclose any existing or emerging conflicts of interest to the President and Chief Executive Officer of the Company. Such potential conflicts of interest include, but are not limited to, the following: (i) the Company conducting business with or competing against an organization in which a family member of an executive officer or director has an ownership or employment interest and (ii) the ownership of more than 1% of the outstanding securities or 5% of total assets of any business entity that does business with or is in competition with the Company.

Submission of Stockholder Proposals and Nominations

Proposals that stockholders seek to have included in the proxy statement for the Company's next annual meeting must be received by the Company no later than November 21, 2008. However, if the annual meeting is held more than 30 calendar days from April 23, 2009, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation materials. Any such proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's Certificate of Incorporation provides that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a stockholder must deliver notice of such nominations and/or proposals to the Secretary not less than 30 nor more than 60 days prior to the date of the annual meeting; provided that if less than 31 days' notice of the annual meeting is given to stockholders, such notice must be delivered not later than the close of the tenth day following the day on which notice of the annual meeting was mailed to stockholders. A copy of the Certificate of Incorporation may be obtained from the Company.

Stockholder Communications

The Company encourages stockholder communications to the Board of Directors and/or individual directors. Stockholders who wish to communicate with the Board of Directors or an individual director should send their communications to the care of Wanda J. Wells, Corporate Secretary, Provident Community Bancshares, Inc., 2700 Celanese Road, Rock Hill, South Carolina, 29732. Communications regarding financial or accounting policies should be sent to the attention of the Chairperson of the Audit Committee. All other communications should be sent to the attention of the Chairperson of the Governance Committee.

Miscellaneous

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of Company common stock. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone. None of these persons will receive additional compensation for these activities.

The Company's Annual Report to Stockholders has been mailed to all persons who were stockholders as of the close of business on February 28, 2008. Any stockholder who has not received a copy of the Annual Report may obtain a copy by writing to the Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated herein by reference.

A copy of the Company's Form 10-K for the fiscal year ended December 31, 2007, as filed with the Securities and Exchange Commission, will be furnished without charge to all persons who were stockholders as of the close of business on February 28, 2008 upon written request to Corporate Secretary, Provident Community Bancshares, Inc., 203 West Main Street, Union, South Carolina 29379.

If you and others who share your address own your shares in "street name," your broker or other holder of record may be sending only one annual report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a shareholder residing at such an address wishes to receive a separate annual report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in "street name" and are receiving multiple copies of our annual report and proxy statement, you can request householding by contacting your broker or other holder of record.

[This Page Intentionally Left Blank]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-5735

Provident Community Bancshares, Inc.
(Exact name of registrant as specified in its charter)

Delaware	57-1001177
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2700 Celanese Road, Rock Hill, South Carolina	29732
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (803) 325-9400

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of Class	Name of each exchange on which registered
Common stock, par value $0.01 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes __ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes __ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of the registrant's knowledge, in definitive proxy or other information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

(Check one):	Large accelerated filer [ ]	Accelerated filer [ ]
	Non-accelerated filer [ ]	Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes __ No X

The aggregate market value of the voting stock held by non-affiliates, computed by reference to the average bid and asked price on June 30, 2007, which is the last day of the registrant's second fiscal quarter, was approximately $33,158,299 (1,617,478 shares at $20.50 per share). Solely for the purposes of this calculation it is assumed that directors and executive officers are affiliates of the registrant.

As of February 28, 2008, there were 1,783,219 shares of the registrant's common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Proxy Statement for the 2007 Annual Meeting of Shareholders (Part III).

INDEX

Part I

		Page
Item 1.	Business	1
Item 1A.	Risk Factors	20
Item 1B.	Unresolved Staff Comments	23
Item 2.	Properties	23
Item 3.	Legal Proceedings	24
Item 4.	Submission of Matters to a Vote of Security Holders	24

Part II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	24
Item 6.	Selected Financial Data	25
Item 7.	Management's Discussion and Analysis and Results of Operation	26
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	33
Item 8.	Financial Statements and Supplementary Data	36
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	66
Item 9A(T).	Controls and Procedures	66
Item 9B.	Other Information	67

Part III

Item 10.	Directors, Executive Officers and Corporate Governance	67
Item 11.	Executive Compensation	68
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	68
Item 13.	Certain Relationships and Related Transactions, and Director Independence	69
Item 14.	Principal Accountant Fees and Services	69

Part IV

Item 15.	Exhibits and Financial Statement Schedules	70

SIGNATURES

PART I

Item 1. Business

General

Provident Community Bancshares, Inc. ("Provident Community Bancshares") is the bank holding company for Provident Community Bank, N.A. (the "Bank"). Provident Community Bancshares has no material assets or liabilities other than its investment in the Bank. Provident Community Bancshares' business activity primarily consists of directing the activities of the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank. Provident Community Bancshares and the Bank are collectively referred to as the "Corporation" herein.

The Bank's operations are conducted through its main office in Rock Hill, South Carolina and eight full-service banking centers, all of which are located in the upstate area of South Carolina. The Bank is regulated by the Office of the Comptroller of the Currency (the "OCC"), is a member of the Federal Home Loan Bank of Atlanta (the "FHLB") and its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"). In addition, Provident Community Bancshares is a bank holding company, subject to regulation by the Federal Reserve Board (the "FRB").

On April 19, 2006, Union Financial Bancshares, Inc. changed its name to Provident Community Bancshares, Inc. On October 21, 2003, the Board of Directors of Provident Community Bancshares changed the fiscal year end of the Corporation from September 30 to December 31, effective December 31, 2003.

The business of the Bank primarily consists of attracting deposits from the general public and originating loans to consumers and businesses. The Bank also maintains a portfolio of investment securities. The principal sources of funds for the Bank's lending activities include deposits received from the general public, interest and principal repayments on loans and, to a lesser extent, borrowings from the FHLB and other parties. The Bank's primary source of income is interest earned on loans and investments. The Bank's principal expense is interest paid on deposit accounts and borrowings and expenses incurred in operating the Bank.

This annual report contains certain "forward-looking statements" within the meaning of the federal securities laws. These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. These forward-looking statements include, but are not limited to, estimates and expectations of future performance with respect to the financial condition and results of operations of the Corporation and other factors. These forward-looking statements are not guarantees of future performance and are subject to various factors that could cause actual results to differ materially from these forward-looking statements. These factors include, but are not limited to: changes in general economic and market conditions and the legal and regulatory environment in which the Corporation operates; the development of an interest rate environment that adversely affects the Corporation's interest rate spread or other income anticipated from the Corporation's operations; changes in consumer spending, borrowing and savings habits; adverse changes in the securities markets; changes in accounting policies and practices; and increased competitive pressures among financial services companies. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Corporation does not undertake—and specifically disclaims any obligation—to publicly release the results of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Competition

The Bank faces competition in both the attraction of deposit accounts and in the origination of mortgage, commercial and consumer loans. Its most direct competition for savings deposits historically has been derived from other commercial banks and thrift institutions located in and around Union, Laurens, Fairfield, Greenville and York Counties, South Carolina. As of June 30, 2007, according to information presented on the Federal Deposit Insurance Corporation's website, the Corporation held 41.7% of the deposits in Union County, which was the largest share of deposits out of four financial institutions in the county. Additionally, the Corporation held 24.2% of the deposits in Fairfield County, which was the third largest out of four financial institutions in the county, 5.7% of the deposits in Laurens County, which was the seventh largest share of deposits out of eight financial institutions in the county and 2.2% of the deposits in York County, which was the ninth largest out of 13 financial institutions in that county. The Corporation's Greenville County location was established in March 2006 and therefore, did not have a significant level of deposits. However, the Corporation competes with super-regional banks, such as Wachovia Bank and SunTrust, and large regional banks, such as First-Citizens Bank and Trust Company of South Carolina and Carolina First Bank. These competitors have substantially greater resources and lending limits than does the Corporation and offer services that the Corporation does not provide. The Bank faces additional significant competition for investor funds from money market instruments and mutual funds. It competes for savings by offering depositors a variety of savings accounts, convenient office locations and other services.

The Bank competes for loans principally through the interest rates and loan fees it charges and the efficiency and quality of the services it provides borrowers, real estate brokers and home builders. The Bank's competition for real estate loans comes principally from other commercial banks, thrift institutions and mortgage banking companies.

Competition has increased and is likely to continue to increase as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to market entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. The Gramm-Leach-Bliley Act, which permits affiliation among banks, securities firms and insurance companies, also has changed and may continue to change the competitive environment in which the Bank conducts business.

Lending Activities

General. Set forth below is selected data relating to the composition of the Bank's loan portfolio on the dates indicated (dollars in thousands).

	At December 31,								At September 30,	
	2007		2006		2005		2004		2003	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:										
Residential	$ 24,989	9.74%	$29,482	12.71%	$ 36,560	18.99%	$ 43,556	25.46%	$ 55,647	36.39%
Commercial	76,864	29.97	62,450	26.93	45,665	23.71	43,351	25.34	40,372	26.40
Construction loans	4,764	1.86	5,787	2.50	4,842	2.51	3,823	2.23	2,170	1.42
Total real estate loans	106,617	41.57	97,719	42.14	87,067	45.21	90,730	53.03	98,189	64.21
Consumer and installment loans	51,846	20.21	46,136	19.90	39,876	20.71	30,826	18.02	25,445	16.64
Commercial loans	104,261	40.65	93,562	40.35	70,668	36.70	54,796	32.02	33,859	22.14
Total loans	262,724	102.43	237,417	102.39	197,611	102.62	176,352	103.07	157,493	102.99
Less:										
Undisbursed loans in process	(2,379)	(0.93)	(2,238)	(0.97)	(1,980)	(1.03)	(2,363)	(1.38)	(1,392)	(0.91)
Loan discount unamortized	(476)	(0.18)	(607)	(0.26)	(764)	(0.40)	(993)	(0.58)	(1,448)	(0.95)
Allowance for loan losses	(3,344)	(1.30)	(2,754)	(1.19)	(2,394)	(1.24)	(2,026)	(1.18)	(1,842)	(1.20)
Deferred loan fees	(38)	(0.02)	68	0.03	104	0.05	124	0.07	110	0.07
Net loans receivable	$256,487	100.00%	$231,886	100.00%	$192,577	100.00%	$171,094	100.00%	$152,921	100.00%

The following table sets forth, at December 31, 2007, certain information regarding the dollar amount of principal repayments for loans becoming due during the periods indicated (in thousands). Demand loans (loans having no stated schedule of repayments and no stated maturity) and overdrafts are reported as due in one year or less.

	Due Within One Year	Due After 1 Year Through 5 Years	Due After 5 Years	Total
Real estate loans:				
Residential loans	$ 215	$ 1,162	$ 23,612	$ 24,989
Commercial loans	22,443	40,119	14,302	76,864
Construction loans (1)	4,764	--	--	4,764
Consumer and installment loans	5,215	24,249	22,382	51,846
Commercial loans	50,367	40,300	13,594	104,261
Total	$ 83,004	$ 105,830	$ 73,890	$ 262,724

(1) Includes construction/permanent loans.

The actual average life of mortgage loans is substantially less than their contractual term because of loan repayments and because of enforcement of due-on-sale clauses that give the Bank the right to declare a loan immediately due and payable if, among other things, the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase, however, when current mortgage loan rates substantially exceed rates on existing mortgage loans.

The following table sets forth, at December 31, 2007, the dollar amount of loans due after December 31, 2008 which have fixed rates of interest and which have adjustable rates of interest (in thousands).

	Fixed	Adjustable	Total
Real estate loans:			
Residential loans	$ 16,088	$ 8,686	$ 24,774
Commercial loans	35,501	18,920	54,421
Consumer and installment loans	21,519	25,112	46,631
Commercial loans	23,439	30,455	53,894
Total	$ 96,547	$ 83,173	$ 179,720

Real Estate Loans. The Bank originates residential mortgage loans to enable borrowers to purchase existing single family homes or to construct new homes. At December 31, 2007, approximately $25.0 million, or 9.7% of the Corporation's net loan portfolio consisted of loans secured by residential real estate (net of undisbursed principal, excluding construction loans).

Office of the Comptroller of the Currency regulations limit the amount that national banks may lend in relationship to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Federal banking regulations permit a maximum loan-to-value ratio of 100% for one-to four-family dwellings and 85% for all other real estate loans. The Bank's lending policies, however, limit the maximum loan-to-value ratio on one-to four-family real estate mortgage loans to 80% of the lesser of the appraised value or the purchase price. Any single-family loan made in excess of an 80% loan-to-value ratio and any commercial real estate loan in excess of a 75% loan-to-value ratio is required to have private mortgage insurance or additional collateral. In the past, the Bank has originated some commercial real estate loans in excess of a 75% loan-to-value ratio without private mortgage insurance or additional collateral.

The loan-to-value ratio, maturity and other provisions of the loans made by the Bank generally have reflected a policy of making less than the maximum loan permissible under applicable regulations, market conditions, and underwriting standards established by the Bank. Mortgage loans made by the Bank generally are long-term loans (15-30 years), amortized on a monthly basis, with principal and interest due each month. In the Bank's experience, real estate loans remain outstanding for significantly shorter periods than their contractual terms. Borrowers may refinance or prepay loans, at their option, with no prepayment penalty.

The Bank offers a full complement of mortgage lending products with both fixed and adjustable rates. Due to the nature of the Bank's marketplace, only a small percentage of residential loans are adjustable-rate mortgage loans ("ARMs"). The Bank offers ARMs tied to U.S. Treasury Bills with a maximum interest rate adjustment of 2% annually and 6% over the life of the loan. At December 31, 2007, the Bank had approximately $8.7 million of ARMs, or 3.4% of the Bank's total loans receivable. At December 31, 2007, 6.3% of the Bank's loan portfolio consisted of long-term, fixed-rate residential real estate loans.

Net interest income depends to a large extent on how successful the Bank is in "matching" interest-earning assets and interest-bearing liabilities. The Corporation has taken steps to reduce its exposure to rising interest rates. For a discussion of these steps, see "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Commercial real estate loans constituted approximately $76.9 million, or 30.0%, of the Bank's net loan portfolio at December 31, 2007. Commercial real estate loans consist of permanent loans secured by multi-family loans, generally apartment houses, as well as commercial and industrial properties, including office buildings, warehouses, shopping centers, hotels, motels and other special purpose properties. Commercial real estate loans are originated and purchased for inclusion in the Bank's portfolio. These loans generally have 20 to 30-year amortization schedules and are callable or have balloon payments after five years. Typically, the loan documents provide for adjustment of the interest rate every one to three years. Fixed-rate loans secured by multi-family residential and commercial properties have terms ranging from 20 to 25 years.

Loans secured by multi-family and commercial real estate properties may involve greater risk than single-family residential loans. Such loans generally are substantially larger than single-family residential loans. Further, the payment experience on loans secured by commercial properties typically depends on the successful operation of the properties, and thus may be subject to a greater extent to adverse conditions in the real estate market or in the economy generally. Our largest commercial loan relationship was a $4.8 million loan secured by commercial real estate including land and buildings located in Rock Hill, South Carolina. This loan was performing according to its original terms at December 31, 2007.

Construction Loans. The Bank engages in construction lending that primarily is secured by single family residential real estate and, to a much lesser extent, commercial real estate. The Bank grants construction loans to individuals with a takeout for permanent financing from one of our correspondent mortgage lenders or another financial institution, and to approved builders on both presold and unsold properties.

Construction loans to individuals are originated for a term of one year or less or are originated to convert to permanent loans at the end of the construction period. Construction loans are originated to builders for a term not to exceed 12 months. Generally, draw inspections are handled by the appraiser who initially appraised the property; however, in some instances the draw inspections are performed by a new appraisal firm.

Construction financing affords the Bank the opportunity to achieve higher interest rates and fees with shorter terms to maturity than do single-family permanent mortgage loans. However, construction loans generally are considered to involve a higher degree of risk than single-family permanent mortgage lending due to: (1) the concentration of principal among relatively few borrowers and development projects; (2) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (3) the increased difficulty and costs of monitoring the loan; (4) the higher degree of sensitivity to increases in market rates of interest; and (5) the increased difficulty of working out loan problems.

At December 31, 2007, the Bank had approximately $4.8 million outstanding in construction loans, including approximately $2.4 million in undisbursed proceeds. Substantially all of these loans were secured by one- to four-family residences.

Consumer Loans. The Bank's consumer loan portfolio primarily consists of automobile loans on new and used vehicles, mobile home loans, boat loans, second mortgage loans, loans secured by savings accounts and unsecured loans. The Bank makes consumer loans to serve the needs of its customers and as a way to improve the interest-rate sensitivity of the Bank's loan portfolio.

Consumer loans tend to bear higher rates of interest and have shorter terms to maturity than residential mortgage loans. However, nationally, consumer loans historically have tended to have a higher rate of default than residential mortgage loans. Additionally, consumer loans entail greater risk than do residential mortgage loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected adversely by job loss, divorce, illness or personal bankruptcy.

Commercial Loans. Commercial business loans are made primarily in our market area to small businesses through our branch network. Each county location of the branch network has an experienced commercial lender that is responsible for the generation of this product. In selective cases, we will enter into a loan participation within our market area to purchase a portion of a commercial loan that meets the Bank's underwriting criteria. We offer secured commercial loans with maturities of up to 20 years. The term for repayment will normally be limited to the lesser of the expected useful life of the asset being financed or a fixed amount of time, generally less than seven years. These loans have adjustable rates of interest indexed to the prime rate as reported in *The Wall Street Journal* and are payable on loans not in default, subject to annual review and renewal. When making commercial loans, we consider the financial statements of the borrower, the borrower's payment history of both corporate and personal debt, the debt service capabilities of the borrower, the projected cash flows of the business, the viability of the industry in which the customer operates and the value of the collateral. A commercial loan generally is secured by a variety of collateral, primarily accounts receivable, inventory and equipment, and generally are supported by personal guarantees. Depending on the collateral used to secure the loans, commercial loans are made in amounts of up to 80% of the value of the collateral securing the loan.

Unlike residential mortgage loans, which are generally made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.

Loan Solicitation and Processing. Loan originations come from walk-in customers, sales and solicitations from loan officers and loan participations. The Bank utilizes various officers and loan committees for the approval of real estate loans. The Board of Directors has appointed a Board Loan Committee comprised of two members elected annually from the Board of Directors and four senior executive officers of the Bank. A quorum of three members, including at least one Board member, is required for any action. This Committee has the authority to approve all secured and unsecured loan requests with the exception of a single loan request exceeding $3.0 million, which requires approval of the entire Board of Directors.

Loan Originations, Purchases and Sales. During fiscal 2001, we phased out broker loan purchases and originations and reduced our mortgage lending operations to provide an increased capital allocation for consumer and commercial lending. Consequently, the Bank did not securitize any loans in either the 2007 or 2006 fiscal years. The Bank does not have any current plans to sell a large volume of loans, other than fixed-rate mortgage loans it originates through its retail branch network. The Bank purchases participation interests in loans originated by other institutions. The Bank had total purchases of participation interests of $27.6 million in fiscal 2007. These participation interests are primarily on commercial properties and carry either a fixed or adjustable interest rate. The Bank performs its own underwriting analysis on each of its participation interests before purchasing such loans and therefore believes there is no greater risk of default on these obligations. However, in a purchased participation loan, the Bank does not service the loan and thus is subject to the policies and practices of the lead lender with regard to monitoring delinquencies, pursuing collections and instituting foreclosure proceedings. The Bank is permitted to review all of the documentation relating to any loan in which the Bank participates, including any annual financial statements provided by a borrower. Additionally, the Bank receives periodic updates on the loan from the lead lender.

The following table sets forth the Bank's loan origination activity for the periods indicated (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Loans originated:			
Real estate loans:			
Residential loans	$ 5,338	$ 6,644	$ 5,415
Construction loans	--	945	1,401
Total mortgage loans originated	5,338	7,589	6,816
Consumer and installment loans	17,924	18,371	17,039
Commercial loans	59,863	57,353	56,469
Total loans originated	$83,125	$83,313	$80,324
Loan participations purchased	$27,636	$22,085	$ 7,987
Loan participations sold	$ 2,000	$ 970	$ 6,000

Problem Assets. The Bank determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent. Subsequent payments are either applied to the outstanding principal balance or recorded as interest income, depending on the assessment of the ultimate collectibility of the loan. See Notes 1 and 3 of Notes to Consolidated Financial Statements.

A loan is impaired when it is probable, based on current information, the Corporation will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Management has determined that, generally, a failure to make a payment within a 90-day period constitutes a minimum delay or shortfall and generally does not constitute an impaired loan. However, management reviews each past due loan on a loan-by-loan basis and may determine a loan to be impaired prior to the loan becoming over 90 days past due, depending upon the circumstances of that particular loan. A loan is classified as non-accrual at the time management believes that the collection of interest is improbable, generally when a loan becomes 90 days past due. The Bank's policy for charge-off of impaired loans is on a loan-by-loan basis. At the time management believes the collection of interest and principal is remote, the loan is charged off. It is our policy to evaluate impaired loans based on the fair value of the collateral. Interest income from impaired loans is recorded using the cash method.

Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned. When such property is acquired it is recorded at the lower of the unpaid principal balance of the related loan or its fair market value less selling costs. Any subsequent write-down of the property is charged to income.

Non-performing assets were $3.8 million and $1.4 million at December 31, 2007 and December 31, 2006, respectively.

The following table sets forth information with respect to the Bank's non-performing assets for the periods indicated (dollars in thousands):

	At December 31,				At September 30,
	2007	2006	2005	2004	2003
Real estate	$ 356	$ 459	$ 461	$ 217	$ 408
Commercial	2,445	631	436	142	2,437
Consumer	171	205	349	391	209
Total	2,972	1,295	1,246	750	3,054
Accruing loans which are contractually past due 90 days or more	–	–	–	–	–
Real estate owned, net	856	148	224	364	652
Total non-performing assets	$3,828	$1,443	$1,470	$1,114	$3,706
Percentage of non-performing assets to loans receivable net	1.49%	0.62%	0.76%	0.65%	2.42%

Interest income that would have been recorded for the year ended December 31, 2007 had non-accruing loans been current in accordance with their original terms amounted to approximately $156,000. There was no interest included in interest income on such loans for the year ended December 31, 2007.

Allowance for Loan Losses. In originating loans, we recognize that losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the creditworthiness of the borrower over the term of the loan, general economic conditions and, in the case of a secured loan, the quality of the security for the loan. To cover losses inherent in the portfolio of performing loans, the Bank maintains an allowance for loan losses. Management's periodic evaluation of the adequacy of the allowance is based on a number of factors, including management's evaluation of the collectibility of the loan portfolio, the nature and size of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans and economic conditions. The amount of the allowance is based on the estimated value of the collateral securing the loan and other analysis pertinent to each situation.

The Bank increases its allowance for loan losses by charging provisions for loan losses against income. The allowance for loan losses is maintained at an amount management considers adequate to absorb losses inherent in the portfolio. Although management believes that it uses the best information available to make such determinations, future adjustments to the allowance for loan losses may be necessary and results of operations could be affected significantly and adversely if circumstances substantially differ from the assumptions used in making the determinations.

The provision for loan loss calculation includes a segmentation of loan categories subdivided by residential mortgage, commercial and consumer loans. Each category is rated for all loans including performing groups. The weights assigned to each performing group are developed from previous loan loss experience and as the loss experience changes, the category weight is adjusted accordingly. In addition, as the amount of loans in each category increases and decreases, the provision for loan loss calculation adjusts accordingly.

While we believe that we have established the existing allowance for loan losses in accordance with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request the Bank to increase significantly the allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that a substantial increase will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may affect adversely the Corporation's financial condition and results of operations. See Notes 1 and 3 of Notes to Consolidated Financial Statements for information concerning the Bank's provision and allowance for possible loan losses.

The following table sets forth an analysis of the Bank's allowance for loan losses for the periods indicated (dollars in thousands):

	For the Year Ended December 31, 2007	2006	2005	2004	For the Three Months Ended December 30, 2003	For the Year Ended September 30, 2003
Balance at beginning of year	$2,754	$2,394	$2,026	$2,383	$1,842	$1,371
Loans charged off:						
Real estate	--	(25)	(75)	(62)	(47)	(255)
Commercial	(668)	(141)	(302)	(1,740)	(154)	(11)
Consumer	(45)	(74)	(195)	(40)	(39)	(65)
Total charge-offs	(713)	(240)	(572)	(1,842)	(240)	(331)
Recoveries:						
Real estate	13	44	35	22	1	31
Commercial	218	66	26	192	51	6
Consumer	6	20	10	21	4	40
Total recoveries	237	130	71	235	56	77
Net charge-offs	(476)	(110)	(501)	(1,607)	(184)	(254)
Provision for loan losses (1)	1,066	470	869	1,250	725	725
Balance at end of year	$3,344	$2,754	$2,394	$2,026	$2,383	$1,842
Ratio of net charge-offs to average gross loans outstanding during the period	0.20%	0.05%	0.27%	0.91%	0.12%	0.16%

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the factors responsible for changes in the provision for loan losses between the periods.

The Bank experienced bad debt charge-offs, net of recoveries, of approximately $476,000 in fiscal 2007 compared to $110,000 for fiscal 2006. The loan charge-offs for the current year includes one commercial loan for $1.3 million that was foreclosed and taken into other real estate owned where the loan was written down to fair market value of $800,000. The property was sold during the first quarter of 2008 in a transaction that resulted in a small recovery. The allowance for loan losses to total loans ratio at the end of fiscal 2007 was 1.28% compared to 1.17% at the end of fiscal 2006.

The following table sets forth the breakdown of the allowance for loan losses by loan category and the percentage of loans in each category to total loans for the periods indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily indicative of further losses and does not restrict the use of the allowance to absorb losses in any category (dollars in thousands):

	At December 31, 2007		2006		2005		2004		At September 30, 2003	
	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans	Amount	% of Loans in Each Category to Total Loans
Real estate	$1,297	40.58%	$ 993	41.16%	$ 975	44.06%	$ 984	51.45%	$1,078	62.34%
Commercial	1,268	39.68	956	39.41	447	20.18	335	17.48	280	16.16
Consumer	630	19.74	471	19.43	792	35.76	594	31.07	372	21.50
Unallocated	149	N/A	334	N/A	180	N/A	113	N/A	112	N/A
Total allowance for loan losses	$3,344	100.00%	$2,754	100.00%	$2,394	100.00%	$2,026	100.00%	$1,842	100.00%

The Bank adjusts balances on real estate acquired in settlement of loans to the lower of cost or market based on appraised value when the property is received in settlement. These values reflect current market conditions and sales experience. See Notes 1 and 3 of Notes to Consolidated Financial Statements.

Asset Classification. The Office of the Comptroller of the Currency requires national banks to classify problem assets. Problem assets are classified as "substandard" or "impaired," depending on the presence of certain characteristics. Assets that currently do not expose the insured institution to sufficient risk to warrant classification in the above-mentioned categories but possess weaknesses are designated "special mention." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the institution will sustain some loss if the deficiencies are not corrected. Assets classified as "impaired" have all of the weaknesses inherent in those classified as "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable."

When an institution classifies problem assets as either special mention or substandard, it is required to establish general allowances for loan losses in an amount deemed prudent by management. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an institution classifies problem assets or a portion of assets as impaired, it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset or a portion thereof so classified or to charge-off such amount. An institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the Comptroller of the Currency who can order the establishment of additional general or specific loss allowances.

The following tables set forth the number and amount of classified loans at December 31, 2007 (dollars in thousands):

	Impaired		Substandard		Special Mention	
	Number	Amount	Number	Amount	Number	Amount
Real estate	13	$2,715	12	$ 550	5	$ 241
Commercial	--	--	11	1,368	14	3,762
Consumer	--	--	13	352	2	2
Total	13	$2,715	36	$2,270	21	$4,005

Investment Activities

The following table sets forth the Corporation's investment and mortgage-backed securities portfolio at the dates indicated (dollars in thousands):

	At December 31,					
	2007		2006		2005	
Available for sale:	Carrying Value	Percent of Portfolio	Carrying Value	Percent of Portfolio	Carrying Value	Percent of Portfolio
Investment securities:						
U.S. Agency obligations	$ 488	0.45%	$ 500	0.42%	$ 507	0.35%
Government Sponsored Enterprises	40,665	37.63	72,638	61.04	82,936	57.97
Municipal securities	9,601	8.88	10,970	9.22	18,180	12.71
Other	12,093	11.20	14,644	12.31	14,621	10.22
Total investment securities	62,847	58.16	98,752	82.99	116,244	81.25
Mortgage-backed and related securities	45,214	41.84	20,251	17.01	26,835	18.75
Total	$108,061	100.00%	$119,003	100.00%	$143,079	100.00%

	At December 31,					
	2007		2006		2005	
Held to maturity:	Carrying Value	Percent of Portfolio	Carrying Value	Percent of Portfolio	Carrying Value	Percent of Portfolio
Municipal securities	$3,126	100.00%	$3,182	100.00%	$3,204	100.00%

The Corporation purchases mortgage-backed securities, both fixed-rate and adjustable-rate, from Freddie Mac, Fannie Mae and Ginnie Mae with maturities from five to thirty years. The Corporation decreased its level of investment securities from the previous year as proceeds from the sale and maturation of investment securities were used to fund growth in higher-yielding loans.

The Corporation also purchases mortgage derivative securities in the form of collateralized mortgage obligations ("CMOs") issued by U.S. government agencies or corporations. While these securities possess minimal credit risk due to the Federal guarantee of collection on the underlying mortgages, they possess liquidity and interest rate risk. The amortized cost of the CMOs at December 31, 2007 was approximately $3.5 million with a fair value of $3.5 million. See Note 2 of Notes to Consolidated Financial Statements for more information regarding investment and mortgage-backed securities.

The following table sets forth at amortized cost (held to maturity) and market value (available for sale) the maturities and weighted average yields* of the Corporation's investment and mortgage-backed securities portfolio at December 31, 2007 (dollars in thousands):

	Amount Due or Repricing within:									
	One Year or Less		Over One to Five Years		Over Five to Ten Years		Over Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Available for Sale:										
Investment securities:										
U.S. Agency obligations	$ --	--%	$8	8.07%	$--	--%	$ 480	5.62%	$488	5.66%
Government Sponsored Enterprises(1)	6,977	4.00	13,645	5.12	20,043	5.99	--	--	40,665	5.36
Municipal securities	--	--	461	4.82	810	4.58	8,330	4.88	9,601	4.85
Corporate securities	9,145	7.11	955	5.03	--	--	1,993	7.00	12,093	6.93
Total investment securities	16,122	5.76	15,069	5.11	20,853	5.94	10,803	5.30	62,847	5.58
Mortgage-backed and related securities	4,526	5.03	1,486	6.10	11,831	5.67	27,371	5.37	45,214	5.44
Total available for sale	20,648	5.60	16,555	5.20	32,684	5.84	38,174	5.35	108,061	5.52
Held to Maturity:										
Municipal securities	$696	3.52%	$ --	-- %	$ --	-- %	$2,430	4.26%	$3,126	4.10%

(1)The following GSE issuers exceed 10% of shareholder's equity at 12/31/07.

Issuer	Book Value	Market Value
Federal Home Loan Bank (FHLB)	$15,475	$15,470
Freddie Mac (FHLMC)	23,157	23,369
	$38,632	$38,839

*The weighted average yield is based upon the cost value and the total income received of the instrument.

At December 31, 2007, approximately $16.6 million of mortgage-backed securities were adjustable-rate securities.

Deposits and Borrowings

General deposits are the major source of our funds for lending and other investment purposes. In addition to deposits, we derive funds from principal repayments and interest payments on loans and investment and mortgage-backed securities. Principal repayments and interest payments are a relatively stable source of funds, although principal prepayments tend to slow when interest rates increase. Deposit inflows and outflows may be influenced significantly by general market interest rates and money market conditions. During 2007, the Bank experienced a net increase in deposits of approximately $22.0 million due to various deposit promotion programs with continued emphasis on increasing core deposits. The Bank used the excess funds from its decrease in its level of investment securities to support the remaining growth experienced in fiscal 2007.

Deposits. Local deposits are, and traditionally have been, the primary source of the Bank's funds for use in lending and for other general business purposes. We offer a number of deposit accounts including NOW accounts, money market savings accounts, passbook and statement savings accounts, individual retirement accounts and certificate of deposit accounts. Deposit accounts vary as to terms regarding withdrawal provisions, deposit provisions and interest rates.

We adjust the interest rates offered on our deposit accounts as necessary so as to remain competitive with other financial institutions in Union, Laurens, York, Greenville and Fairfield Counties in South Carolina.

The following table sets forth the time deposits of the Bank classified by rates as of the dates indicated (in thousands):

	At December 31,		
	2007	2006	2005
Up to 2.0%	$ 228	$ 1,909	$ 24,568
2.01% to 4.0%	31,805	37,139	86,570
4.01% to 6.0%	129,536	111,029	26,582
6.01% to 8.0%	26	25	23
Total time deposits	$161,595	$150,102	$137,743

The following table sets forth the maturities of time deposits at December 31, 2007 (in thousands):

	Amount
Within three months	$ 39,872
After three months but within six months	40,790
After six months but within one year	54,177
After one year but within three years	25,288
After three years but within five years	1,367
After five years but within ten years	101
Total	$161,595

Certificates of deposit with maturities of less than one year increased to $134.8 million at December 31, 2007 from $112.1 million at December 31, 2006. Historically, we have been able to retain a significant amount of deposits as they mature. In addition, we believe that we can adjust the offering rates of savings certificates to retain deposits in changing interest rate environments.

The following table indicates the amount of the Bank's jumbo certificates of deposit by time remaining until maturity as of December 31, 2007 (in thousands). Jumbo certificates of deposit are certificates in amounts of $100,000 or more.

Maturity Period	Amount
Three months or less	$15,597
Over three through six months	15,957
Over six months through twelve months	21,199
Over twelve months	10,470
Total jumbo certificates	$ 63,223

See Note 6 of Notes to Consolidated Financial Statements for additional information about deposit accounts.

Borrowings. The Corporation utilizes advances from the FHLB agreements and other borrowings (treasury, tax and loan deposits, security repurchase agreements and trust preferred capital obligations) to supplement its supply of lendable funds for granting loans, making investments and meeting deposit withdrawal requirements. See "Regulation and Supervision — Federal Home Loan Bank System."

The following tables set forth certain information regarding borrowings by the Bank at the dates and for the periods indicated (dollars in thousands):

	At December 31,		
	2007	2006	2005
Balance outstanding at end of period:			
FHLB advances	$69,500	$70,000	$75,715
Other borrowings	36,503	40,905	32,862
Weighted average rate paid on:			
FHLB advances	4.55%	4.81%	3.98%
Other borrowings	4.92%	5.44%	3.62%

	At or For the Year Ended December 31,		
	2007	2006	2005
Maximum amount of borrowings outstanding at any month end:			
FHLB advances	$85,250	$81,500	$75,715
Other borrowings	51,547	47,413	41,228
Approximate average borrowings outstanding:			
FHLB advances	66,893	59,481	77,854
Other borrowings	40,932	43,553	35,618
Approximate weighted average rate paid on:			
FHLB advances	4.77%	5.06%	3.13%
Other borrowings	5.35%	5.72%	4.03%

At December 31, 2007, the Corporation had unused short-term lines of credit to purchase federal funds from unrelated banks totaling $30.0 million. These lines of credit are available on a one-to-ten day basis for general purposes of the Corporation. All of the lenders have reserved the right to withdraw these lines at their option. At December 31, 2007, the Bank had unused lines of credit for longer term advances totaling $40.0 million.

Subsidiary Activities

Under OCC regulations, the Bank generally may invest in operating subsidiaries, which may engage in activities permissible for the Bank itself. The Bank currently holds Provident Financial Services, Inc. as a non-active subsidiary.

Provident Community Bancshares maintains two subsidiaries other than the Bank. In fiscal year 2006, Provident Community Bancshares Capital Trust I and Capital Trust II were established as capital trusts under Delaware law for the purpose of issuing trust preferred securities. Provident Community Bancshares Capital Trust I issued trust preferred securities on July 21, 2006 while Capital Trust II issued trust preferred securities on December 15, 2006.

Employees

The Corporation has 77 full-time employees and 7 part-time employees. None of the employees are represented by a collective bargaining unit. We believe that relations with our employees are excellent.

REGULATION AND SUPERVISION

General

Provident Community Bancshares, which is a bank holding company, is required to file certain reports with the Federal Reserve Board and otherwise comply with the Bank Holding Company Act of 1956, as amended ("BHCA") and the rules and regulations promulgated thereunder.

The Bank, as a national bank, is subject to extensive regulation, examination and supervision by the Office of the Comptroller of the Currency, as its primary regulator, and the Federal Deposit Insurance Corporation, as the deposit insurer. The Bank's deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the FDIC. The Bank must file reports with the OCC and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other institutions. The OCC and/or the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. Many aspects of the Bank's operations are regulated by federal law including allowable activities, reserves against deposits, branching, mergers and investments. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OCC, the FDIC, or Congress, could have a material adverse impact on Provident Community Bancshares or the Bank and their operations.

Certain regulatory requirements applicable to the Bank and Provident Community Bancshares are referred to below or elsewhere herein. This description of statutory provisions and regulations applicable to national banks and their holding companies does not purport to be a complete description of such statutes and regulations and their effects on the Bank and Provident Community Bancshares.

Holding Company Regulation

Federal Regulation. As a bank holding company, Provident Community Bancshares is subject to examination, regulation and periodic reporting under the BHCA, as administered by the FRB. Provident Community Bancshares is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company or merge with another bank holding company. Prior FRB approval is also required for Provident Community Bancshares to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, Provident Community Bancshares would, directly or indirectly, own or control more than 5% of any class of voting shares of the bank or bank holding company. In evaluating such transactions, the FRB considers such matters as the financial and managerial resources of and future prospects of the companies and banks involved, competitive factors and the convenience and needs of the communities to be served. Bank holding companies have authority under the BHCA to acquire additional banks in any state, subject to certain restrictions such as deposit concentration limits. In addition to the approval of the FRB, before any bank acquisition can be completed, prior approval may also be required from other agencies having supervisory jurisdiction over the banks to be acquired.

A bank holding company generally is prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting securities of any company conducting non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be closely related to banking are: (1) making or servicing loans; (2) performing certain data processing services; (3) providing discount brokerage services; (4) acting as fiduciary, investment or financial advisor; (5) finance leasing personal or real property; (6) making investments in corporations or projects designed primarily to promote community welfare; and (7) acquiring a savings association, provided that the savings association only engages in activities permitted by bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being "well-capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities may include insurance underwriting and investment banking. The Gramm-Leach-Bliley Act also authorizes banks to engage through "financial subsidiaries" in certain of the activities permitted for financial holding companies. Financial subsidiaries are generally treated as affiliates for purposes of restrictions on a bank's transactions with affiliates.

The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the OCC for the Bank. See "Capital Requirements." Provident Community Bancshares' total and Tier 1 capital exceed these requirements as of December 31, 2007.

Bank holding companies generally are required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of their consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the Bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. Furthermore, the FRB has authority to prohibit a bank holding company from paying a capital distribution where a subsidiary bank is undercapitalized. These regulatory policies could affect the ability of Provident Community Bancshares to pay dividends or otherwise engage in capital distributions.

The FRB has general authority to enforce the BHCA as to Provident Community Bancshares and may require a bank holding company to cease any activity or terminate control of any subsidiary engaged in an activity that the FRB believes constitutes a serious risk to the safety, soundness or stability of its bank subsidiaries.

Provident Community Bancshares and its subsidiaries will be affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and money markets, it is impossible for the management of Provident

Community Bancshares accurately to predict future changes in monetary policy or the effect of such changes on the business or financial condition of Provident Community Bancshares or the Bank.

Acquisition of Provident Community Bancshares

Federal Regulation. Federal law requires that a notice be submitted to the FRB if any person (including a company), or group acting in concert, seeks to acquire 10% or more of Provident Community Bancshares' outstanding voting stock, unless the FRB has found that the acquisition will not result in a change in control of Provident Community Bancshares. The FRB has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition.

Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain "control" of Provident Community Bancshares within the meaning of the BHCA. "Control" generally is defined to mean the ownership or power to vote 25% or more of any class of voting securities of Provident Community Bancshares or the ability to control in any manner the election of a majority of Provident Community Bancshares' directors. An existing bank holding company would be required to obtain the FRB's prior approval under the BHCA before acquiring more than 5% of Provident Community Bancshares' voting stock. See "Holding Company Regulation."

Federal Banking Regulations

Capital Requirements. The OCC's capital regulations require national banks to meet two minimum capital standards: a 4% Tier 1 capital to total adjusted assets ratio for most banks (3% for national banks with the highest examination rating) (the "leverage" ratio) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital to total assets standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the financial institution examination rating system) and, together with the risk-based capital standard itself, a 4% Tier 1 capital to risk-based assets standard. "Tier 1 capital" is generally defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles (other than certain mortgage servicing rights and credit card relationships), a percentage of certain non-financial equity investments and certain other specified items.

The risk-based capital standard requires the maintenance of Tier 1 and total capital (which is defined as Tier 1 capital plus Tier 2 capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, are multiplied by a risk-weight factor of 0% to 100%, as assigned by the OCC capital regulation based on the risks that the agency believes are inherent in the type of asset. The regulators have recently added a market risk adjustment to cover a bank's trading account, foreign exchange and commodity positions. Tier 2 capital may include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of Tier 2 capital included as part of total capital cannot exceed 100% of Tier 1 capital.

The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the OCC for the Bank. Provident Community Bancshares' total and Tier 1 capital exceed these requirements.

Both the OCC and the FRB have the discretion to establish higher capital requirements on a case-by-case basis where deemed appropriate in the circumstances of a particular bank or bank holding company.

At December 31, 2007, the Bank met each of its capital requirements.

Prompt Corrective Regulatory Action. Under the prompt corrective action regulations, the OCC is required to take certain supervisory actions against undercapitalized institutions under its jurisdiction, the severity of which depends upon the institution's degree of undercapitalization. Generally, an institution that has a ratio of total capital to risk-weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." An institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and an institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OCC is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OCC within 45 days of the date an institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company in the amount of the lesser of 5% of the bank's total assets or the amount necessary to achieve compliance with applicable capital regulations. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OCC could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Insurance of Deposit Accounts. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. The Federal Deposit Insurance Corporation recently amended its risk-based assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005 ("Reform Act"). Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Risk category I, which contains the least risky depository institutions, is expected to include more than 90% of all institutions. Unlike the other categories, Risk Category I contains further risk differentiation based on the Federal Deposit Insurance Corporation's analysis of financial ratios, examination component ratings and other information. Assessment rates are determined by the Federal Deposit Insurance Corporation and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The Federal Deposit Insurance Corporation may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points. No institution may pay a dividend if in default of the FDIC assessment.

The Reform Act also provided for a one-time credit for eligible institutions based on their assessment base as of December 31, 1996. Subject to certain limitations with respect to institutions that are exhibiting weaknesses, credits can be used to offset assessments until exhausted. The Bank's one-time credit approximated $180,281, of which $112,299 was used in 2007 and $67,982 is still available. The Reform Act also provided for the possibility that the Federal Deposit Insurance Corporation may pay dividends to insured institutions once the Deposit Insurance fund reserve ratio equals or exceeds 1.35% of estimated insured deposits.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the calendar year ending December 31, 2007 averaged 1.18 basis points of assessable deposits.

The Reform Act provided the Federal Deposit Insurance Corporation with authority to adjust the Deposit Insurance Fund ratio to insured deposits within a range of 1.15% and 1.50%, in contrast to the prior statutorily fixed ratio of 1.25%. The ratio, which is viewed by the Federal Deposit Insurance Corporation as the level that the fund should achieve, was established by the agency at 1.25% for 2008, which is unchanged from 2007.

The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

Loans to One Borrower. National banks are subject to limits on the amount that they may lend to single borrowers. Generally, banks may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its capital and surplus (including Tier 1 capital, Tier 2 capital and the amount of the allowance for loan and lease losses not included in Tier 2 capital). An additional amount may be lent, equal to 10% of capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain financial instruments and bullion. At December 31, 2007, the Bank's limit on loans to one borrower was $5.9 million and the Bank's largest aggregate outstanding balance of loans to one borrower was $4.8 million.

Limitation on Capital Distributions. National banks may not pay dividends out of their permanent capital and may not, without OCC approval, pay dividends in excess of the total of the bank's retained net income for the year combined with retained net income for the prior two years less any transfers to surplus and capital distributions. A national bank may not pay a dividend that would cause it to fall below any applicable regulatory capital standard.

Branching. National banks are authorized to establish branches within the state in which they are headquartered to the extent state law allows branching by state banks. Federal law also provides for interstate branching for national banks. Interstate branching by merger was authorized as of June 1, 1997 unless the state in which the bank is to branch has enacted a law opting out of interstate branching or expedites the effective date by passing legislation. *De novo* interstate branching is permitted to the extent the state into which the bank is to branch has enacted a law authorizing out-of-state banks to establish *de novo* branches.

Transactions with Related Parties. The authority of a depository institution to engage in transactions with related parties or "affiliates" (*e.g.*, any company that controls or is under common control with an institution, including, in this case, Provident Community Bancshares) is limited by Sections 23A and 23B of the Federal Reserve Act ("FRA"). Section 23A limits the aggregate amount of covered transactions with any individual affiliate to 10% of the capital and surplus of the depository institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the depository institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in Section 23A and the purchase of low quality assets from affiliates is generally prohibited. Section 23B generally provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies.

The authority of the Bank to extend credit to executive officers, directors and 10% or greater shareholders ("insiders"), as well as entities such persons control, is governed by Sections 22(g) and 22(h) of the FRA and Regulation O thereunder. Among other things, such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and are not to involve more than the normal risk of repayment. There is an exception to this requirement for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Regulation O also places individual and aggregate limits on the amount of loans that institutions may make to insiders based, in part, on the institution's capital position and requires certain board approval procedures to be followed. Extensions of credit to executive officers are subject to additional restrictions.

Enforcement. The OCC has primary enforcement responsibility over national banks and has the authority to bring actions against such banks and all institution-affiliated parties, including directors, officers, stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership or conservatorship. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1.0

million per day in especially egregious cases. The FDIC has the authority to recommend to the OCC that it take enforcement action with respect to a national bank. If action is not taken by the agency, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations. The FRB has generally similar enforcement authority with respect to Provident Community Bancshares. Neither Provident Community Bancshares nor the Bank are under any enforcement action.

Assessments. National banks are required to pay assessments to the OCC to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed based upon the national bank's (including consolidated subsidiaries) total balance sheet assets and financial condition. The OCC assessments paid by the Bank for the fiscal year ended December 31, 2007 totaled $30,000.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines Prescribing Standards for Safety and Soundness ("Guidelines") and a final rule to implement safety and soundness standards required under federal law. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The standards address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset quality and growth; earnings; and compensation, fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard. The final rule establishes deadlines for the submission and review of such safety and soundness compliance plans when such plans are required.

Community Reinvestment Act. The Community Reinvestment Act, ("CRA"), as implemented by OCC regulations, provides that a national bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OCC, in connection with its examination of a bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain corporate applications by such institution, such as mergers and branching. The Bank's most recent rating was "satisfactory."

USA Patriot Act. The USA Patriot Act of 2001 (the "Patriot Act"), designed to deny terrorists and others the ability to obtain anonymous access to the United States financial system, has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The Patriot Act mandated that financial institutions to implement additional policies and procedures with respect to, or additional measures designed to address matters such as: money laundering, suspicious activities and currency transaction reporting.

Federal Reserve System.

The FRB regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $43.9 million or less (subject to adjustment by the FRB) the reserve requirement is 3%; and for accounts aggregating greater than $45.8 million, a reserve requirement of 10% (subject to adjustment by the FRB between 8% and 14%) is applied against that portion of total transaction accounts in excess of $43.9 million. The first $9.3 million of otherwise reservable balances (subject to adjustments by the FRB) are exempted from the reserve requirements.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. The Bank, as a member of the Federal Home Loan Bank of Atlanta, is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Atlanta. The Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at December 31, 2007 of $3.8 million.

The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and could also result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends were reduced, or interest on future Federal Home Loan Bank advances increased, the Bank's net interest income would likely also be reduced.

Item 1A. Risk Factors.

An investment in shares of our common stock involves various risks. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with the other information in this offering memorandum, including the items included as exhibits. Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks that have not been identified or that we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Our increased emphasis on commercial lending may expose us to increased lending risks.

At December 31, 2007, 29.3% of our loan portfolio consisted of commercial real estate loans and 40.6% of our loan portfolio consisted of commercial business loans. We have increased our emphasis on these types of loans since we converted to a national bank charter in July 2003. These types of loans generally expose a lender to greater risk of non-payment and loss than one- to four-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. Commercial business loans expose us to additional risks since they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than one- to four-family residential mortgage loans, we may need to increase our allowance for loan losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans. Also, many of our commercial borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan.

The unseasoned nature of a significant portion of our commercial loan portfolio may result in errors in judging its collectibility, which may lead to additional loan charge-offs and provisions for loan losses, which would hurt our profits.

Our commercial loan portfolio, which includes loans secured by commercial real estate as well as business assets, has increased from $47.6 million, or 29.4% of total loans, at September 30, 2002 to $181.1 million, or 70.6% of total loans, at December 31, 2007. A large portion of our commercial loan portfolio is unseasoned and does not provide us with a significant payment history pattern with which to judge future collectibility. These loans have also not been subjected to unfavorable economic conditions. As a result, it is difficult to predict the future performance of this part of our loan portfolio. These loans may have delinquency or charge-off levels above our historical experience, which could adversely affect our future performance. Further, commercial loans generally have larger balances and involve a greater risk than one- to four-family residential mortgage loans. Accordingly, if we make any errors in judgment in the collectibility of our commercial loans, any resulting charge-offs may be larger on a per loan basis that those incurred with our residential mortgage loan portfolio.

The building of market share through our branching strategy could cause our expenses to increase faster than revenues.

We opened a banking center in Simpsonville in March 2006 and a second banking center in Rock Hill in October 2006. There are considerable costs involved in opening branches and new branches generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence. Accordingly, any new branch can be expected to negatively impact our earnings for some period of time until the branch reaches certain economies of scale.

Our market area limits our growth potential.

Some of our offices are located in areas that have experienced population and economic decline. Thus, our ability to originate loans and grow deposits in these areas may be limited. To counter this, we have attempted to expand our operations into communities that are experiencing population growth and economic expansion. This was the impetus for the opening of our banking centers in Rock Hill in York County and Simpsonville in Greenville County and the relocation of our main office to Rock Hill. However, we can provide no assurance that we will be able to successfully enter new markets with similar growth potential. If we are unable to do so, our ability to grow our business and our earnings will be restricted.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and has occasionally forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. According to the Federal Deposit Insurance Corporation, as of June 30, 2007, we held 8.6% of the deposits in Fairfield, Laurens, Union and York Counties, in South Carolina, which was the third largest market share of deposits out of the 17 financial institutions that held deposits in these counties. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Certain interest rate movements may hurt our earnings and asset value.

Short-term market interest rates (which we use as a guide to price our deposits) have until recently risen from historically low levels, while longer-term market interest rates (which we use as a guide to price our longer-term loans) have not. This "flattening" of the market yield curve has had a negative impact on our interest rate spread and net interest margin, which has reduced our profitability. For the years ended December 31, 2007 and 2006, respectively, our interest rate spread was 2.91% compared to 2.98%. If short-term interest rates rise, and if rates on our deposits reprice upwards faster than the rates on our long-term loans and investments, we would experience compression of our interest rate spread and net interest margin, which would have a negative effect on our profitability. Recently, however, the U.S. Federal Reserve decreased its target for the federal funds rate from 5.25% to 3.0%. .

Changes in interest rates also affect the value of our interest-earning assets, and, in particular, our securities portfolio. Generally, the value of fixed-rate securities fluctuates inversely with changes in interest rates. Unrealized gains and losses on securities available-for-sale are reported as a separate component of equity, net of tax. Decreases in the fair value of securities available-for-sale resulting from increases in interest rates could have an adverse effect on shareholders' equity.

If the value of real estate in northwestern South Carolina were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us.

With most of our loans concentrated in northwestern South Carolina, a decline in local economic conditions could adversely affect the value of the real estate collateral securing our loans. A decline in property values would diminish our ability to recover on defaulted loans by selling the real estate collateral, making it more likely that we would suffer losses on defaulted loans. Additionally, a decrease in asset quality could require additions to our allowance for loan losses through increased provisions for loan losses, which would hurt our profits. Also, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse. Real estate values are affected by various factors in addition to local economic conditions, including, among other things, changes in general or regional economic conditions, governmental rules or policies and natural disasters.

Our business is subject to the success of the local economy in which we operate.

Because the majority of our borrowers and depositors are individuals and businesses located and doing business in northwestern South Carolina, our success significantly depends to a significant extent upon economic conditions in northwestern South Carolina. Adverse economic conditions in our market area could reduce our growth rate, affect the ability of our customers to repay their loans and generally affect our financial condition and results of operations. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, terrorism and other factors beyond our control may adversely affect our profitability. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the State of South Carolina could adversely affect the value of our assets, revenues, results of operations and financial condition. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

The trading history of our common stock is characterized by low trading volume. Our common stock may be subject to sudden decreases.

Although our common stock trades on Nasdaq Global Market, it has not been regularly traded. We cannot predict whether a more active trading market in our common stock will occur or how liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and sellers of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including, but not limited to, the factors discussed in other risk factors and the following:

- actual or anticipated fluctuations in our operating results;
- changes in interest rates;
- changes in the legal or regulatory environment in which we operate;
- press releases, announcements or publicity relating to us or our competitors or relating to trends in our industry;
- changes in expectations as to our future financial performance, including financial estimates or recommendations by securities analysts and investors;
- future sales of our common stock;
- changes in economic conditions in our marketplace, general conditions in the U.S. economy, financial markets or the banking industry; and
- other developments affecting our competitors or us.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the price you desire. In addition, the stock markets, from time to time, experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies. These broad fluctuations may adversely affect the market price of our common stock, regardless of our trading performance.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

The Bank is subject to extensive regulation, supervision and examination by the Office of the Comptroller of the Currency, its chartering authority and federal regulator, and by the Federal Deposit Insurance Corporation, as insurer of its deposits. Provident Community Bancshares is subject to regulation and supervision by the Federal Reserve Board. Such regulation and supervision govern the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and for the depositors and borrowers of the Bank. The regulation and supervision by the Office of the Comptroller of the Currency, the Federal Reserve Board and the Federal Deposit Insurance Corporation are not intended to protect the interests of investors in Provident Community Bancshares common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Provisions of our certificate of incorporation, bylaws and Delaware law, as well as federal banking regulations, could delay or prevent a takeover of us by a third party.

Provisions in our certificate of incorporation and bylaws and the corporate law of the State of Delaware could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock. These provisions include: supermajority voting requirements for certain business combinations; the election of directors to staggered terms of three years; and advance notice requirements for nominations for election to our board of directors and for proposing matters that shareholders may act on at shareholder meetings. In addition, we are subject to Delaware laws, including one that prohibits us from engaging in a business combination with any interested shareholder for a period of three years from the date the person became an interested shareholder unless certain conditions are met. These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock.. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors other than the candidates nominated by our Board.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Corporation owns two banking offices and an operations center in Union, South Carolina, two banking offices in Winnsboro, South Carolina, two banking offices in Rock Hill, South Carolina and a banking office in each of Laurens, Jonesville and Simpsonville, South Carolina. The net book value of the Corporation's investment in premises and equipment totaled approximately $5.1 million at December 31, 2007. See Note 4 of Notes to Consolidated Financial Statements. All property is in good condition and meets the operating needs of the Corporation.

Item 3. Legal Proceedings

Neither Provident Community Bancshares nor the Bank is engaged in any legal proceedings of a material nature at the present time. From time to time, the Bank is involved in routine legal proceedings occurring in the ordinary course of business wherein it enforces the Bank's security interest in mortgage loans the Bank has made.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year ended December 31, 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common Stock Information

Provident Community Bancshares, Inc.'s common stock is listed on the Nasdaq Global Market under the symbol PCBS. As of February 28, 2008, there were 689 shareholders of record and 1,783,219 shares of common stock issued and outstanding.

The following table contains the range of high and low sales prices of Provident Community Bancshares' common stock as reported by the Nasdaq Global Market and per share dividend as declared during each quarter of the last two calendar years.

Calendar Year 2007	High	Low	Dividend
Fourth Quarter	$21.24	$19.00	$0.115
Third Quarter	$21.24	$19.00	$0.115
Second Quarter	$21.20	$19.63	$0.115
First Quarter	$21.04	$19.40	$0.110

Calendar Year 2006	High	Low	Dividend
Fourth Quarter	$19.42	$18.05	$0.11
Third Quarter	$18.83	$16.86	$0.11
Second Quarter	$18.13	$16.90	$0.11
First Quarter	$18.34	$16.50	$0.10

Provident Community Bancshares is subject to the requirements of Delaware law, which generally limits dividends to an amount equal to the excess of the net assets of Provident Community Bancshares (the amount by which total assets exceed total liabilities) over its statutory capital or, if there is no excess, to its net profits for the current year and the immediately preceding fiscal year. See Note 16 to the Consolidated Financial Statements for information regarding certain limitations imposed on the Bank's ability to pay cash dividends to the holding company.

Purchases of Equity Securities By Issuer

The following table provides certain information with regard to shares repurchased by the Corporation in the 4th Quarter of fiscal 2007.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
October 1, 2007 through October 31, 2007	615	$21.15	615	58,740
November 1, 2007 through November 30, 2007	1,500	$19.80	1,500	57,240
December 1, 2007 through December 31, 2007	3,500	$19.55	3,500	55,740
Total	5,615	$19.79	5,615	

(1) In May 2005, the Corporation implemented a share repurchase program under which the Corporation may repurchase up to 5% of the outstanding shares or 98,000 shares. In August 2006, the program was expanded by an additional 5% or 92,000 shares. The repurchase program will continue until it is completed or terminated by the Board of Directors.

Item 6. Selected Financial Data

SELECTED FINANCIAL AND OTHER DATA

	Years Ended December 31,				Three Months Ended December 31,	Year Ended September 30,
	2007	2006	2005	2004	2003	2003
Operations Data:						
Interest income	$26,009	$23,491	$19,213	$16,952	$3,787	$16,924
Interest expense	(15,214)	(12,967)	(8,970)	(7,246)	(2,305)	(8,702)
Net interest income	10,795	10,524	10,243	9,706	1,482	8,222
Provision for loan losses	(1,066)	(470)	(869)	(1,250)	(725)	(725)
Net interest income after provision For loan losses	9,729	10,054	9,374	8,456	757	7,497
Other income (expense)	3,162	2,876	2,543	2,561	(283)	2,533
Other expense	(10,167)	(9,178)	(8,537)	(8,140)	(2,326)	(7,600)
Income (loss) before income taxes	2,724	3,752	3,380	2,877	(1,852)	2,430
Income tax (expense) benefit	(534)	(949)	(914)	(721)	642	(571)
Net income (loss)	$2,190	$2,803	$2,466	$2,156	($1,210)	$1,859
Net income (loss) per common share (Basic)	$1.21	$1.50	$1.29	$1.10	($0.62)	$0.95
Net income (loss) per common share (Diluted)	$1.19	$1.48	$1.26	$1.05	($0.62)	$0.90
Dividends paid per common stock	$0.455	$0.43	$0.40	$0.40	$0.10	$0.40
Weighted average number of common shares outstanding (Basic)	1,810,916	1,865,951	1,914,357	1,957,760	1,967,217	1,963,775
Weighted average number of common shares outstanding (Diluted)	1,846,980	1,893,203	1,962,920	2,044,137	1,967,217	2,056,579

	At December 31,					At September 30,
	2007	2006	2005	2004	2003	2003
Financial Condition:			(Dollars In Thousands)			
Total amount of:						
Assets	$407,641	$387,630	$371,042	$351,598	$331,884	$341,704
Cash and due from banks	11,890	9,124	8,380	13,197	28,702	3,290
Securities	111,187	122,185	146,283	143,494	123,789	157,438
Loans (net)	256,487	231,886	192,577	171,094	154,501	152,921
Deposits	270,399	248,440	234,988	223,691	212,716	212,693
Advances from Federal Home Loan Bank and other borrowings	69,500	70,000	75,715	63,500	68,500	74,000
Securities sold under agreement to repurchase	24,131	28,533	24,615	27,898	15,415	18,539
Floating rate junior subordinated deferrable interest debentures	12,372	12,372	8,247	8,247	--	--
Corporate obligated floating rate capital securities	--	--	--	--	8,000	8,000
Shareholders' equity	27,313	25,967	25,333	26,019	25,507	26,216

	Years Ended December 31,				Year Ended September 30,
	2007	2006	2005	2004	2003
Other Selected Data:					
Average interest rate spread	2.91%	2.98%	2.98%	2.94%	2.56%
Net interest margin	2.91	3.01	3.02	2.96	2.63
Return on average assets	0.55	0.75	0.68	0.61	0.55
Return on average shareholders' equity	8.25	11.19	9.68	8.40	6.64
Dividend payout ratio	37.72	28.79	31.26	36.32	42.29
Operating expense to average assets	2.42	2.28	2.17	2.14	2.17
Ratio of average shareholders' equity to average assets	6.63%	6.68%	7.01%	7.28%	8.34%

Note: In 2003, the Corporation changed its year end from September 30 to December 31.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

The Corporation has adopted various accounting policies which govern the application of accounting principles generally accepted in the United States of America in the preparation of financial statements. The significant accounting policies of the Corporation are described in the footnotes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management, which could have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of operations of the Corporation.

The Corporation believes the allowance for loan losses is a critical accounting policy that requires significant judgments and estimates used in the preparation of consolidated financial statements. Management reviews the level of the allowance on a monthly basis and establishes the provision for loan losses based on the nature and volume of the loan portfolio, overall portfolio quality, delinquency levels, a review of specific problem loans, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio. A portion of the allowance is established by segregating the loans by residential mortgage, commercial and consumer loans and assigning allocation percentages based on historical loss experience and delinquency trends. The applied allocation percentages are reevaluated at least annually to ensure their relevance in the current economic environment. Accordingly, increases in the size of the loan portfolio and the increased emphasis on commercial real estate and commercial business loans, which carry a higher degree of risk of default and, thus, a higher allocation percentage, increases the allowance. Additionally, a portion of the allowance is established based on the level of specific classified assets.

Although the Corporation believes that it uses the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. In addition, the Office of the Comptroller of the Currency, as an integral part of its examination process, will periodically review the Corporation's allowance for loan losses. Such agency may require the Corporation to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. See Notes 1 and 3 of the Notes to the Consolidated Financial Statements included in this annual report for a detailed description of the Corporation's estimation process and methodology related to allowance for loans losses.

Average Balances, Interest and Average Yields/Cost

The following table sets forth certain information for the periods indicated regarding: (1) average balances of assets and liabilities; (2) the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities; and (3) average yields and costs. Such yields and costs for the periods indicated are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented.

	Years Ended December 31,								
	2007			2006			2005		
	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable, net (1)	$240,192	$19,048	7.93%	$211,799	$16,924	7.99%	$179,844	$12,666	7.04%
Mortgage-backed securities	30,059	1,492	4.96	24,249	1,041	4.29	32,860	1,338	4.07
Investment securities:									
Taxable	83,833	4,708	5.62	96,489	4,738	4.91	99,404	4,214	4.24
Nontaxable	12,906	603	4.67	15,860	736	4.64	20,583	869	4.22
Total investment securities	96,739	5,311	5.49	112,349	5,474	4.87	119,987	5,083	4.24
Deposits and federal funds sold	3,413	158	4.63	1,117	52	4.66	6,849	126	1.84
Total interest-earning assets	370,403	26,009	7.02	349,514	23,491	6.72	339,540	19,213	5.66
Non-interest-earning assets	29,752			24,569			23,761		
Total assets	$400,155			$374,083			$363,301		
Interest-bearing liabilities:									
Savings accounts	14,486	111	0.77	16,137	106	0.66	17,678	77	0.43
Negotiable order of withdrawal accounts (2)	74,326	2,426	2.62	74,411	2,339	2.60	63,561	1,352	1.75
Certificate accounts	155,490	7,295	4.69	137,663	5,291	3.84	138,564	3,819	2.76
FHLB advances and other borrowings	107,823	5,382	4.99	103,034	5,231	5.08	102,099	3,722	3.65
Total interest-bearing liabilities	352,125	15,214	4.11	331,245	12,967	3.74	321,902	8,970	2.67
Non-interest-bearing deposits	18,288			15,397			13,578		
Non-interest-bearing liabilities	3,007			2,183			2,078		
Total liabilities	373,420			348,825			337,558		
Shareholders' equity	26,735			25,258			25,743		
Total liabilities and shareholders' Equity	$400,155			$374,083			$363,301		
Net interest income		$10,795			$10,524			$10,243	
Interest rate spread (3)			2.91%			2.98%			2.99%
Net interest margin (4)		2.91%			3.01%			3.02%	
Ratio of average interest-earning assets to average interest-bearing liabilities	1.05x			1.06x			1.06x		

(1) Average loans receivable includes non-accruing loans. Interest income does not include interest on loans 90 days or more past due.
(2) Average costs include the affects of non-interest bearing deposits.
(3) Represents difference between weighted average yield on all interest-earning assets and weighted average rate on all interest-bearing liabilities.
(4) Represents net interest income before provision for loan losses as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Corporation for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by prior rate) and (2) changes in rate (changes in rate multiplied by prior volume). The net change attributable to the combined impact of rate and volume has been allocated to rate and volume variances consistently on a proportionate basis.

	Years Ended December 31, 2007 vs. 2006		
	Volume	Rate	Total
	(Dollars in Thousands)		
Change in interest income:			
Loans	$2,269	($144)	$2,125
Mortgage-backed securities	249	201	450
Investments (1)	(648)	591	(57)
Total interest income	1,870	648	2,518
Change in interest expense:			
Deposits	603	1,493	2,096
Borrowings and other	243	(92)	151
Total interest expense	846	1,401	2,247
Change in net interest income	$1,024	($753)	$ 271

(1) Includes fed funds and overnight deposits.

Results of Operations

Comparison of Years Ended December 31, 2007 and December 31, 2006

Net income decreased $613,000, or 21.9%, from $2.8 million for the year ended December 31, 2006 to $2.2 million for the year ended December 31, 2007. Earnings per share were $1.21 per share (basic) and $1.19 per share (diluted) for the year ended December 31, 2007 compared to $1.50 per share (basic) and $1.48 per share (diluted) for the year ended December 31, 2006. Net interest income before the loan loss provision for the year ended December 31, 2007 increased $271,000, or 2.6%, to $10.8 million compared to $10.5 million for the previous year. The increase was due primarily to higher average loan balances over the previous year along with an increase in yield on investment securities. The increase in net interest income was partially offset by higher cost of funds as a result of rising rates and, to a lesser extent, an increase in the average balance of deposits and borrowings.

Interest Income. Total interest income increased $2.5 million, or 10.7%, from $23.5 million for the year ended December 31, 2006 to $26.0 million for the year ended December 31, 2007. Interest income on loans increased $2.1 million, or 12.4%, from $16.9 million for 2006 to $19.0 million for 2007 due primarily to higher average balance of loans. The Corporation's continued focus on variable and prime-based lending resulted in net growth in consumer/commercial loans of 16.3% while net residential mortgage loans declined 13.1%. Interest income on deposits, federal funds sold and investment securities increased $394,000, or 6.0%, from $6.6 million for 2006 to $7.0 million for 2007. The increase was due primarily to higher yields, offset by lower average balances as proceeds from the maturity and sale of investment securities were utilized to fund growth in higher-yielding loans.

Interest Expense. Interest expense increased 16.9% to $15.2 million for 2007 from $13.0 million for 2006. Interest expense increased $2.1 million for deposits and increased $151,000 for other borrowings and floating rate junior subordinated deferrable interest debentures. Interest expense for deposits increased due primarily to higher average balances and higher market rates from a rising interest rate environment. Interest expense on other borrowings increased due to higher average balances, offset by a decrease in the average rate paid.

Provision for Loan Loss. Provisions for loan losses are charges to earnings to bring the total allowance for loan losses to a level considered by management as adequate to provide for estimated loan losses based on management's evaluation of the collectibility of the loan portfolio. The allowance for loan loss calculation includes a segmentation of loan categories subdivided by residential mortgage, commercial and consumer loans. Each category is risk rated for all loans including performing groups. The weight assigned to each performing group is developed from a three-year historical average loan loss experience ratio and as the loss experience changes, the category weight is adjusted accordingly. In addition to loan loss experience, management's evaluation of the loan portfolio includes the market value of the underlying collateral, growth and composition of the loan portfolio, delinquency trends and economic conditions. Management evaluates the carrying value of loans periodically, and the allowance for loan losses is adjusted accordingly. Consumer and commercial loans carry higher risk weighted rates in the allowance calculation as compared to residential mortgage loans. See "Item 1-Business Lending Activities-Allowance for Loan Losses" for more information on the determination of the allowance for loan losses.

The provision for loan losses increased from $470,000 for 2006 to $1,066,000 for 2007 primarily due to: (1) an increase in non-performing assets; (2) increased growth, primarily in commercial and consumer loans, which carry a higher risk of default than one-to four-family residential mortgage loans; and (3) an increase in charge-offs. The allowance for loan losses increased $590,000 to $3.3 million as of December 31, 2007 compared to $2.8 million as of December 31, 2006. Non-performing assets increased $2.5 million from $1.3 million at December 31, 2006 to $3.8 million at December 31, 2007. The majority of this increase relates to two loan relationships that also existed at December 31, 2006. At December 31, 2007, loans classified as impaired under FASB 114 totaled $2.7 million and carried a specific reserve of $591,000.

The Corporation experienced loan charge-offs, net of recoveries, of approximately $476,000 for 2007 compared to $110,000 for 2006. The loan charge-offs for 2007 included approximately $450,000 from one commercial loan foreclosure that was written down to fair market value after being transferred to other real estate owned. The property has been sold in a transaction that realized a small recovery. The allowance for loan losses to total loans at December 31, 2007 was 1.28% compared to 1.17% at December 31, 2006. The allowance for loan losses to non-performing loans at December 31, 2007 was 88.37% compared to 212.66% at December 31, 2006.

Non-Interest Income. Non-interest income increased 9.94% to $3.2 million for the year ended December 31, 2007 from $2.9 million for the year ended December 31, 2006. Fees for financial services increased $225,000 to $3.1 million, primarily due to higher fees as a result of an increase in demand deposit accounts that was offset partially by lower fees generated from financing receivables programs due to a reduction in product volumes.

Non-Interest Expense. Non-interest expense increased 10.8% to $10.2 million for the year ended December 31, 2007 from $9.2 million for the year ended December 31, 2006. The Corporation opened a banking center in March 2006 in Simpsonville, South Carolina and a second Rock Hill, South Carolina banking center in October 2006. During the third quarter of 2007, the Company closed one banking center located in Winnsboro, South Carolina. The deposits and operations contained in the banking center closed were moved into a larger Winnsboro, South Carolina location in order to improve the efficiencies for Fairfield County. The Company recorded a $135,000 write-down on the building value of the closed location. Compensation and employee benefits increased 11.5%, or $509,000, for the year ended December 31, 2006 compared to the year ended December 31, 2007 due primarily to higher compensation and benefits costs for normal merit salary increases and additional staffing required for the new banking centers. Occupancy and equipment expenses increased 24.0%, or $490,000, to $2.5 million for the year ended December 31, 2007 from $2.0 million for the year ended December 31, 2006 due to higher rent expense for the new banking centers along with the $135,000 write down for the closed location. Professional services expense increased 15.0%, or $60,000, from the year ended December 31, 2006 to the year ended December 31, 2007 due primarily to higher audit fees as a result of meeting compliance requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Advertising and public relations expense decreased 16.4%, or $49,000, from the year ended December 31, 2006 to the year ended December 31, 2007 due primarily to the previous year product and promotion expenses for the two new banking center locations. Loan operations costs increased $62,000, or 70.5%, to $150,000 for the year ended December 31, 2007 from $88,000 for the year ended December 31, 2006, due to higher disposition costs associated with foreclosed real estate properties. Intangible amortization expense decreased $157,000, or 24.7%, to $480,000 for the year ended December 31, 2007 from

$636,000 for 2006, due to deposit premiums related to branch acquisitions becoming fully amortized. Items processing expense increased $29,000, or 15.1%, to $221,000 for the year ended December 31, 2007 from $192,000 for the year ended December 31, 2006 due to an increase in transaction accounts. Other operating expense increased 3.0%, or $26,000, for the year ended December 31, 2007 compared to the year ended December 31, 2006 due primarily to higher costs associated with the opening of the two new banking centers and higher loan expense from increased production.

Income Tax Expense. The effective income tax rate for the Corporation was 19.60% for the year ended December 31, 2007 compared to 25.29% for the year ended December 31, 2006. The decrease was due primarily to the reversal of a valuation allowance relating to a prior year business combination.

Financial Condition, Liquidity and Capital Resources

Financial Condition

Assets. At December 31, 2007, the Corporation's assets totaled $407.6 million, an increase of $20.0 million, or 5.2%, as compared to $387.6 million at December 31, 2006. Cash and due from banks increased $2.8 million to $11.9 million from $9.1 million at December 31, 2006. The increase was due primarily to higher invested overnight funds and additional vault and teller cash required for the two new banking center openings. Investment and mortgage-backed securities decreased $11.0 million to $111.2 million from $122.2 million at December 31, 2006 as proceeds from the maturity and sale of investment securities were utilized to fund growth in higher-yielding loans.

Total loans, net, increased $24.6 million, or 10.6%, to $256.5 million at December 31, 2007 from $231.9 million at December 31, 2006. The net change in the loan portfolio balance includes a reduction in residential mortgage loans that reflects the Corporation's movement toward higher yielding consumer and commercial loans through the use of specialized loan officers and products that are intended to provide improvements in interest rate risk exposure. Consumer and commercial loans during this period increased $31.9 million, or 17.3%, while residential mortgage loans decreased $6.6 million or 13.2%.

Liabilities. Total liabilities increased $18.7 million, or 5.2%, to $380.3 million at December 31, 2007 from $361.7 million at December 31, 2006.

Total deposits increased $22.0 million, or 8.8%, from $248.4 million at December 31, 2006 to $270.4 million at December 31, 2007. Time deposits increased $11.5 million, or 7.7%, from $150.1 million at December 31, 2006 to $161.6 million at December 31, 2007 while transaction deposit accounts increased $10.5 million, or 10.6%, from $98.3 million at December 31, 2006 to $108.8 million at December 31, 2007. The increase in transaction accounts was due primarily to growth in accounts generated from the new banking center openings. The Corporation continues to target lower cost demand deposit accounts versus traditional higher cost certificates of deposits. Borrowings from the Federal Home Loan Bank ("FHLB") decreased $500,000, or 0.7%, to $69.5 million at December 31, 2007 from $70.0 million at December 31, 2006. Securities sold under agreements to repurchase were $24.1 million at December 31, 2007 compared to $28.5 million at December 31, 2006. The increase in deposits was utilized to fund the loan growth and to pay down borrowings for the year.

Shareholders' Equity. Shareholders' equity increased $1.3 million, or 5.2%, to $27.3 million at December 31, 2007 from $26.0 million at December 31, 2006 due to net income of $2.2 million and a $801,000 decrease in unrealized losses on securities available for sale, offset by the payment of $826,000 in dividends and $1.1 million used to repurchase 53,119 shares of the Corporation's common stock. During fiscal year 2003, the Corporation implemented a share repurchase program under which the Corporation may repurchase up to 5% of outstanding shares. The program was expanded by an additional 5% in fiscal 2004, 2005 and 2006. During 2007, the Corporation repurchased a total of 53,119 shares at a weighted average cost of $20.65 per share for a total of $1.1 million compared to a repurchased total of 84,588 shares at a weighted average cost of $18.02 per share for a total of $1.5 million for 2006.

Liquidity

Liquidity is the ability to meet demand for loan disbursements, deposit withdrawals, repayment of debt, payment of interest on deposits and other operating expenses. The primary sources of liquidity are deposits, loan sales and repayments, borrowings, maturities, prepayment and sales of securities and interest payments.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit outflows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition. The primary investing activities of the Corporation are the origination of commercial and consumer loans and the purchase of investment and mortgage-backed securities. These activities are funded primarily by principal and interest payments on loans and investment securities, deposit growth, securities sold under agreements to repurchase, and the utilization of FHLB advances. During the year ended December 31, 2007, the Corporation's loan originations totaled $83.1 million and $27.6 million in loan participations purchased. At December 31, 2007, the Corporation's holdings of investment and mortgage-backed securities totaled $111.2 million, $108.1 million of which was available for sale. Approximately $74.1 million and $74.4 million of investment securities at December 31, 2007 and December 31, 2006, respectively, were pledged as collateral to secure deposits of the State of South Carolina, and Union, Laurens and York counties along with additional borrowings and repurchase agreements.

During the year ended December 31, 2007, total deposits increased $22.0 million. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by the Corporation and its local competitors and other factors. The Corporation closely monitors its liquidity position on a daily basis. Certificates of deposit, which are scheduled to mature in one year or less from December 31, 2007, totaled $134.8 million. The Corporation relies primarily on competitive rates, customer service, and long-standing relationships with customers to retain deposits. From time to time, the Corporation will also offer competitive special products to its customers to increase retention and to attract new deposits. Based upon the Corporation's experience with deposit retention and current retention strategies, management believes that, although it is not possible to predict future terms and conditions upon renewal, a significant portion of such deposits will remain with the Corporation. If the Corporation requires funds beyond its ability to generate them internally, additional external sources of funds are available through FHLB advances, lines of credit and wholesale deposits. At December 31, 2007, the Corporation had outstanding $69.5 million of FHLB borrowings and $24.1 million of securities sold under agreements to repurchase. At December 31, 2007, the Corporation had unused short-term lines of credit to purchase federal funds from unrelated banks totaling $30.0 million and the ability to borrow an additional $40.0 million from secured borrowing lines. Lines of credit are available on a one-to-ten day basis for general purposes of the Corporation. All of the lenders have reserved the right to withdraw these lines at their option.

See Note 14 to the Consolidated Financial Statements for further information about commitments and contingencies.

Capital Resources

At December 31, 2007, the Bank exceeded the OCC's and the FRB's capital requirements. See Note 16 to the Consolidated Financial Statements for further discussion of these capital requirements.

Off-Balance Sheet Risk

In the normal course of operations, the Corporation engages in a variety of financial transactions that, in accordance with generally accepted accounting principles are not recorded in its financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customer's requests for funding and take the form of legally binding agreements to lend money to customers at predetermined interest rates for a specified period of time. Outstanding loan commitments (including commitments to fund credit lines) totaled $58.9 million at December 31, 2007. Management of the Corporation anticipates that it will have sufficient funds available to meet its current loan commitments. Each customer's credit worthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on the credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate. The credit risk on these commitments is managed by subjecting each customer to normal underwriting and risk management processes.

At December 31, 2007, the undisbursed portion of construction loans was $2.4 million and the unused portion of credit lines was $54.7 million. Funding for these commitments is expected to be provided from deposits, loan and mortgage-backed securities principal repayments, maturing investments and income generated from operations.

For the year ended December 31, 2007, the Corporation did not engage in any off-balance sheet transactions reasonably likely to have a material effect on its financial condition; results of operation and cash flows.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, non-interest expenses do reflect general levels of inflation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Corporation is committed to following a program of asset and liability management in an effort to manage the fluctuations in earnings caused by movements in interest rates. A significant portion of the Corporation's income results from the spread between the yield realized on its interest-earning assets and the rate of interest paid on its deposits and other borrowings. Differences in the timing and volume of repricing assets versus the timing and volume of repricing liabilities expose the Corporation to interest rate risk. Management's policies are directed at minimizing the impact on earnings of movements in interest rates.

The Corporation's Asset/Liability Committee makes pricing and marketing decisions on deposit and loan products in conjunction with managing the Corporation's interest rate risk. In addition, the Asset/Liability Committee reviews the Corporation's securities portfolio, FHLB advances and other borrowings as well as the Corporation's asset and liability policies.

At December 31, 2007, the Corporation had more interest-rate sensitive assets than liabilities that would reprice over the next twelve months. For the year ended December 31, 2007, the average balance of the loan portfolio increased $28.4 million while the average balance of investment and mortgage-backed securities decreased $9.8 million. Proceeds from the maturation, sale and repayment of investment and mortgage-backed securities were utilized to fund loan growth and resulted in an increase in the average yield on interest-earning assets as the loans originated carried a higher yield than the securities. However, due to increasing deposit and borrowing rates for 2007, overall funding costs increased, resulting in a constant interest rate spread for the current and previous year. The Corporation expects that its loan portfolio will continue to increase in the future with higher consumer and commercial loan originations, resulting in a higher yield in a rising interest rate environment. The Corporation continues to work to shorten the average life of its assets through the origination of shorter-term variable-rate consumer and commercial loans and the decline in originations of longer-term fixed-rate real estate loans and to extend the term on its liabilities in an effort to provide a better match of repricing for interest earning assets and interest bearing liabilities.

The Corporation has established policies and monitors results to control interest rate sensitivity. While the Corporation utilizes measures such as static gap, which is simply the measurement of the difference between interest-sensitive assets and interest-sensitive liabilities repricing for a particular time period, an equally important process is the evaluation of how particular assets and liabilities are impacted by changes in interest rates or selected indices as they reprice. Asset/liability modeling techniques are utilized by the Corporation to assess varying interest rate and balance sheet mix assumptions.

The primary objective of Asset/Liability management at the Corporation is to manage interest rate risk and achieve reasonable stability in net interest income throughout interest rate cycles in order to maintain adequate liquidity. This is achieved by maintaining the proper balance of rate-sensitive assets and rate-sensitive liabilities. The relationship of rate-sensitive assets to rate-sensitive liabilities is the principal factor in projecting the effect that fluctuating interest rates will have on future net interest income. Rate-sensitive assets and liabilities are those that can be repriced to current market rates within a relatively short time period. Management monitors the rate sensitivity of interest earning assets and interest-bearing liabilities over the entire life of these instruments, but places particular emphasis on the first year. At December 31, 2007, approximately 74.8% of the Corporation's interest-earning assets were scheduled to reprice or to mature within one year compared to approximately 51.9% of interest-bearing liabilities.

The following table shows the Corporation's rate-sensitive position at December 31, 2007 as measured by gap analysis (the difference between the interest-earning asset and interest-bearing liability amounts scheduled to be repriced to current market rates in subsequent periods). Over the next twelve months, we expect the amount of interest-earning assets to reprice will exceed the amount of interest-bearing liabilities by approximately $86.7 million. As a result, at December 31, 2007, the ratio of rate-sensitive assets to rate-sensitive liabilities within the one-year time frame was 144%, indicating an "asset-sensitive" position. Companies in an asset sensitive position would expect rising interest rates to have a positive impact on net interest income and falling interest rates to have a negative impact.

The following table sets forth the Corporation's interest sensitivity position as of December 31, 2007.

	Interest Sensitivity Analysis						
	Average Rate	Within 1 Year	1-3 Years	After 3-5 Years	Over 5 Years	Total	Fair Value
		(Dollars in Thousands)					
INTEREST-EARNING ASSETS							
Loans (1)	7.56%	$198,454	$38,853	$14,476	$ 6,779	$258,562	$265,107
Mortgage-backed securities (2)	5.27	13,943	10,773	6,525	9,882	41,123	42,203
Interest-earning deposits, Investments and FHLB/FRB stock	5.47	69,988	2,686	51	5,127	77,852	79,942
Total interest-earning assets	6.83	282,385	52,312	21,052	21,788	377,537	387,252
INTEREST-BEARING LIABILITIES							
Deposits							
Savings accounts (3)	0.79	3,548	4,426	2,307	2,513	12,794	12,679
Checking accounts (3)	2.14	19,347	25,880	13,493	14,696	73,416	75,579
Money market accounts (3)	4.44	5,771	8,324	4,340	4,727	23,162	25,880
Certificate accounts	4.67	134,839	25,288	1,367	101	161,595	163,355
Borrowings (4)	4.45	24,131	17,500	28,000	24,000	93,631	92,959
Floating rate junior subordinated deferrable interest debentures	6.68	8,000	--	4,372	--	12,372	12,281
Total interest-bearing liabilities	4.04	$195,636	$81,418	$53,879	$46,037	$376,970	382,733
Interest sensitive gap	2.79	86,749	(29,106)	(32,827)	(24,249)	567	
Cumulative interest sensitive gap		86,749	57,643	24,816	(567)		
Rate Sensitive Assets/Rate Sensitive Liabilities		144%					

Assumptions:

(1) Fixed-rate loans are shown in the time frame corresponding to contractual principal amortization schedules. Adjustable-rate loans are shown in the time frame corresponding to the next contractual interest rate adjustment date. The fixed and variable rate loans shown also take into account the Corporation's estimates of prepayments of fixed and adjustable rate loans.

(2) Mortgage-backed securities are shown at repricing dates but also include prepayment estimates.

(3) Decay rates approximate 30% in the first year and 28% in the second year for checking accounts, 32% in the first year and 30% in the second year for savings accounts and 45% in the first year and 43% in the second year for money market accounts.

(4) Borrowings include fixed-rate FHLB of Atlanta advances at the earlier of maturity date or expected call dates. For purposes of the table above, the Corporation has assumed under current interest rates that certain advances with call provisions will extend.

Management is not aware of any known events or uncertainties that will have or are reasonably likely to have a material effect on the Corporation's liquidity, capital resources or results of operations. Management is not aware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have a material effect on the Corporation's liquidity, capital resources or results of operations.

Item 8. Financial Statements and Supplementary Data

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2007 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Elliott Davis, LLC
Accountants and Business
Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors
Provident Community Bancshares, Inc. and Subsidiaries
Rock Hill, South Carolina

We have audited the accompanying consolidated balance sheets of Provident Community Bancshares, Inc. and Subsidiaries (the "Company") (formerly known as Union Financial Bancshares, Inc. and Subsidiaries) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2007 and 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Provident Community Bancshares, Inc. and Subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assertion about the effectiveness of Provident Community Bancshares, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2007 included in the accompanying *Management's Report on Internal Control Over Financial Reporting* and, accordingly, we do not express an opinion thereon.

Elliott Davis LLC

Columbia, South Carolina
March 6, 2008

PROVIDENT COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,	
	2007	2006
	(In Thousands)	
Assets		
Cash and due from banks	$11,890	$9,124
Investment and mortgage-backed securities		
Held to maturity (market value of $3,135,000 and $3,239,000 at December 31, 2007 and 2006)	3,126	3,182
Available for sale (at fair value)	108,061	119,003
Total investment and mortgage-backed securities	111,187	122,185
Loans, net of allowance for loan losses of $3,344,000 in 2007 and $2,754,000 in 2006	256,487	231,886
Federal Home Loan Bank stock, at cost	3,826	3,983
Federal Reserve Bank stock, at cost	599	539
Office properties and equipment, net	5,145	5,708
Accrued interest receivable	2,625	2,717
Intangible assets	3,261	3,741
Cash surrender value of life insurance	9,175	5,613
Other assets	3,446	2,134
Total assets	$407,641	$387,630
Liabilities		
Deposits	$270,399	$248,440
Advances from the Federal Home Loan Bank	69,500	70,000
Securities sold under agreements to repurchase	24,131	28,533
Floating rate junior subordinated deferrable interest debentures	12,372	12,372
Accrued interest payable	742	784
Other liabilities	3,184	1,534
Total liabilities	380,328	361,663
Commitments and contingencies – Note 14		
Shareholders' equity		
Serial preferred stock, no par value, authorized – 500,000 shares, issued and outstanding – None		
Common stock – $0.01 par value, authorized – 5,000,000 shares issued and outstanding – 1,794,866 shares at December 31, 2007 and 1,830,528 shares at December 31, 2006	20	20
Additional paid-in capital	12,781	12,506
Accumulated other comprehensive gain (loss)	191	(610)
Retained earnings, substantially restricted	20,276	18,912
Treasury stock, at cost	(5,955)	(4,861)
Total shareholders' equity	27,313	25,967
Total liabilities and shareholders' equity	$407,641	$387,630

See Notes to Consolidated Financial Statements.

PROVIDENT COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,	
	2007	2006
	(In Thousands, Except Share Data)	
Interest Income:		
Loans	$19,048	$16,924
Deposits and federal funds sold	158	52
Securities available for sale:		
State and municipal (non taxable)	478	604
Other investments (taxable)	5,953	5,547
Securities held to maturity and FHLB/FRB stock dividends	372	364
Total interest income	26,009	23,491
Interest Expense:		
Deposit accounts	9,832	7,736
Floating rate junior subordinated deferrable Interest debentures	897	863
Advances from the FHLB and other borrowings	4,485	4,368
Total interest expense	15,214	12,967
Net Interest Income	10,795	10,524
Provision for loan losses	1,066	470
Net interest income after provision for loan losses	9,729	10,054
Non-Interest income:		
Fees for financial services	3,056	2,831
Other fees, net	48	55
Net gain (loss) on sale of investments	58	(10)
Total non-interest income	3,162	2,876
Non-Interest Expense:		
Compensation and employee benefits	4,950	4,441
Occupancy and equipment	2,528	2,038
Deposit insurance premiums	30	30
Professional services	461	401
Advertising and public relations	250	299
Loan operations	150	88
Telephone	190	171
Items processing	221	192
Intangible amortization	480	636
Other	907	882
Total non-interest expense	10,167	9,178
Income before income taxes	2,724	3,752
Provision for income taxes	534	949
Net income	$2,190	$2,803
Net income per common share (basic)	$1.21	$1.50
Net income per common share (diluted)	$1.19	$1.48
Cash dividends per common share	$0.455	$0.43
Weighted average number of common shares outstanding (basic)	1,810,916	1,865,951
Weighted average number of common shares (diluted)	1,846,980	1,893,203

See Notes to Consolidated Financial Statements.

PROVIDENT COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Stock		Additional Paid-In Capital	Retained Earnings Substantially Restricted	Accumulated Other Comprehensive Income (Loss)	Treasury Stock At Cost	Total Shareholders' Equity
	Shares	Amount					
			(In Thousands, Except Share Data)				
Balance at December 31, 2005	1,905,897	$20	$12,346	$16,916	($612)	($3,337)	$25,333
Net Income	--	--	--	2,803	--	--	2,803
Other comprehensive income, net of tax on unrealized holding gains arising during period	--	--	--	--	9	--	9
Less reclassification adjustment for losses included in net income	--	--	--	--	(7)	--	(7)
Comprehensive income							2,805
Stock option activity, net	2,872	--	48	--	--	--	48
Dividend plan contributions	6,347	--	112	--	--	--	112
Share repurchase program	(84,588)	--	--	--	--	(1,524)	(1,524)
Cash dividend ($.43 per share)	--	--	--	(807)	--	--	(807)
Balance at December 31, 2006	1,830,528	$20	$12,506	$18,912	($610)	($4,861)	$25,967
Net Income	--	--	--	2,190	--	--	2,190
Other comprehensive income, net of tax on unrealized holding gains arising during period	--	--	--	--	816	--	816
Less reclassification adjustment for losses included in net income	--	--	--	--	(15)	--	(15)
Comprehensive income							2,991
Stock option activity, net	11,561	--	157	--	--	--	157
Dividend plan contributions	5,896	--	118	--	--	--	118
Share repurchase program	(53,119)	--	--	--	--	(1,094)	(1,097)
Cash dividend ($.455 per share)	--	--	--	(826)	--	--	(826)
Balance at December 31, 2007	1,794,866	$20	$12,781	$20,276	$191	($5,955)	$27,313

See Notes to Consolidated Financial Statements.

PROVIDENT COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2007	2006
	(In Thousands)	
Operating activities:		
Net income	$2,190	$2,803
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for loan losses	1,066	470
Amortization expense	480	636
Depreciation expense	652	618
Recognition of deferred income, net of costs	(545)	(547)
Deferral of fee income, net of costs	653	572
Stock compensation expense	45	45
Loss on write-down of fixed asset	135	--
(Gain) loss on investments	(58)	10
(Increase) decrease in accrued interest receivable	92	(288)
(Gain) loss on sale of assets acquired from foreclosed loans	35	(24)
Increase in cash surrender value of life insurance	(362)	(209)
Increase in other assets	(1,312)	(495)
Increase (decrease) in accrued interest payable	(42)	264
Increase in other liabilities	1,650	125
Net cash provided by operating activities	4,679	3,980
Investing activities:		
Purchase of investment and mortgage-backed securities:		
Available for sale	(60,701)	(19,183)
Proceeds from maturity of investment and mortgage-backed securities:		
Available for sale	53,966	19,325
Proceeds from sale of investment and mortgage-backed securities:		
Available for sale	13,840	18,257
Principal repayments on mortgage-backed securities		
Available for sale	4,752	5,691
Purchase of bank owned life insurance	(3,200)	--
Net increase in loans	(25,574)	(40,102)
Redemption of FHLB/FRB stock	(97)	(7)
Proceeds from sales of foreclosed assets, net of costs and improvements	169	352
Purchase of office properties and equipment	(480)	(1,178)
Net cash used in investing activities	(17,325)	(16,845)
Financing activities:		
Proceeds from the exercise of stock options	157	48
Proceeds from dividend reinvestment plan	118	112
Dividends paid in cash	(826)	(807)
Repayment of term borrowings, net	(4,902)	(1,797)
Share repurchase program	(1,094)	(1,524)
Proceeds from the issuance of trust preferred securities	--	12,372
Redemption of trust preferred securities	--	(8,247)
Increase in deposit accounts	21,959	13,452
Net cash provided by financing activities	15,412	13,609
Net increase in cash and due from banks	2,766	744
Cash and due from banks at beginning of period	9,124	8,380
Cash and due from banks at end of period	$11,890	$9,124

1. Summary of Significant Accounting Policies

Organization - Provident Community Bancshares, Inc. (Provident Community Bancshares) is the bank holding company for Provident Community Bank, N.A., a national bank (the "Bank"). Provident Community Bancshares and the Bank are collectively referred to as the "Corporation" in this annual report. The Bank, founded in 1934, offers a complete array of financial services through nine full-service banking centers in five counties in South Carolina, products include checking, savings, time deposits, individual retirement accounts (IRAs), investment services, and secured and unsecured consumer loans. The Bank originates and services home loans and provides financing for small businesses and affordable housing. On April 19, 2006, Union Financial Bancshares, Inc. changed its name to Provident Community Bancshares, Inc.

Accounting Principles - The accounting and reporting policies of the Corporation conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of commitments and contingencies. Actual results could differ from those estimates. The following summarizes the more significant policies.

Basis of Consolidation - The accompanying consolidated financial statements include the accounts of Provident Community Bancshares and the Bank. All inter-company amounts and balances have been eliminated in consolidation.

Disclosure Regarding Segments - The Corporation reports as one operating segment, as the chief operating decision-maker reviews the results of operations of the Corporation as a single enterprise.

Advertising - Advertising, promotional, and other business development costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Cash and Due from Banks - Cash and due from banks include cash on hand and amounts due from depository institutions, federal funds sold and short term, interest-earning deposits. From time to time, the Corporation's cash deposits with other financial institutions may exceed the FDIC insurance limits.

Investments and Mortgage-backed Securities - The Corporation accounts for investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS 115, debt securities that the Corporation has the positive intent and ability to hold to maturity are classified as "held to maturity" securities and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of selling in the near term are classified as "trading" securities and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held to maturity or trading securities are classified as "available for sale" securities and reported at fair value with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. No securities have been classified as trading securities.

Purchases and sales of securities are accounted for on a trade date basis. Premiums and discounts on debt securities are amortized or accreted as adjustments to income over the estimated life of the security using a method approximating the level yield method. Gains or losses on the sale of securities are based on the specific identification method. The fair value of securities is based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

1. **Summary of Significant Accounting Policies (continued)**

Loans - Loans are recorded at cost. Mortgage loans consist principally of conventional one-to four-family residential loans and interim and permanent financing of non-residential loans that are secured by real estate. Commercial loans are made primarily on the strength of the borrower's general credit standing, the ability to generate repayment from income sources and the collateral securing such loans. Consumer loans generally consist of home equity loans, automobile and other personal loans. In many lending transactions, collateral is taken to provide an additional measure of security. Generally, the cash flows or earning power of the borrower represents the primary source of repayment, and collateral liquidation serves as a secondary source of repayment. The Corporation determines the need for collateral on a case-by-case or product-by-product basis. Factors considered include the current and prospective credit worthiness of the customer, terms of the instrument and economic conditions.

The Corporation generally originates single-family residential loans within its primary lending area. The Corporation's underwriting policies require such loans to be 80% loan to value based upon appraised values unless private mortgage insurance is obtained. These loans are secured by the underlying properties. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at the amount of unpaid principal, reduced by unearned discount and fees and an allowance for loan losses. Unearned interest on loans is amortized to income over the life of the loan, using the interest method. For all other loans, interest is accrued daily on the outstanding balances.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment of the related loan's yield. The Corporation is generally amortizing these amounts over the contractual life. Commitment fees and costs are generally based upon a percentage of customer's unused line of credit and are recognized over the commitment period when the likelihood of exercise is remote. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of the yield.

For impaired loans, accrual of interest is discontinued on a loan when management believes, after considering collection efforts and other factors that the borrower's financial condition is such that collection of interest is doubtful. Cash collections on impaired loans are credited to the loan receivable balance, and no interest income is recognized on those loans until the principal balance has been collected.

The Corporation determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent.

All interest accrued but not collected for loans that are placed on non accrual status or charged off are reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The Corporation maintains an allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrower's ability to pay.. The allowance for loan loss calculation includes a segmentation of loan categories by residential mortgage, commercial and consumer loans. Each category is rated for all loans. The weights assigned to each performing group are developed from previous loan loss experience and as the loss experience changes, the category weight is adjusted accordingly. As the loan categories increase and decrease in balance, the provision for loan loss calculation will adjust accordingly. The evaluation also includes a component for expected losses on groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Corporation's allowance for loan losses, and may require the Corporation to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either impaired, substandard or special mention. For such loans that are also accounted for as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Recovery of the carrying value of loans is dependent to some extent on the future economic environment and operating and other conditions that may be beyond the Corporation's control. Unanticipated future adverse changes in such conditions could result in material adjustments to allowances (and future results of operation).

Accounting for Impaired Loans - Impaired loans are accounted for in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical matter, at the loan's observable market value or fair value of the collateral if the loan is collateral dependent. If the resulting value of the impaired loan is less than the recorded balance, the impairment must be recognized by creating a valuation allowance for the difference and recognizing a corresponding bad debt expense. The risk characteristics used to aggregate loans are collateral type, borrower's financial condition and geographic location. SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," amends SFAS No. 114 to allow a creditor to use existing methods for recognizing interest income on an impaired loan and requires additional disclosures about how a creditor recognizes interest income related to impaired loans.

The Corporation generally determines a loan to be impaired at the time management believes that it is probable that the principal and interest may be uncollectible. Management has determined that, generally, a failure to make a payment within a 90-day period constitutes a minimum delay or shortfall and does not generally constitute an impaired loan. However, management reviews each past due loan and may determine a loan to be impaired prior to the loan becoming over 90 days past due, depending upon the circumstances of that particular loan. The Corporation's policy for charge-off of impaired loans is on a loan-by-loan basis. The Corporation's policy is to evaluate impaired loans based on the fair value of the collateral. Interest income from impaired loans is recorded using the cash method. At December 31, 2007, impaired loans totaled $2.7 million and the Corporation had recognized no interest income from impaired loans. The average balance in impaired loans was $544,000 for 2007.

Office Properties and Equipment - Office properties and equipment are presented at cost less accumulated depreciation. Depreciation is provided on the straight-line basis over the estimated useful lives of the assets. Estimated useful lives are twenty to thirty nine years for buildings and improvements and generally five to ten years for furniture, fixtures and equipment.

The cost of maintenance and repairs is charged to expense as incurred, and improvements and other expenditures, which materially increase property lives, are capitalized. The costs and accumulated depreciation applicable to office properties and equipment retired or otherwise disposed of are eliminated from the related accounts, and any resulting gains or losses are credited or charged to income.

1. **Summary of Significant Accounting Policies (continued)**

Securities Sold Under Agreements to Repurchase - The Corporation enters into sales of securities under agreements to repurchase. Fixed-coupon reverse repurchase agreements are treated as financings, with the obligations to repurchase securities sold being reflected as a liability and the securities underlying the agreements remaining as an asset. The securities are delivered by appropriate entry by the Corporation's safekeeping agent to the counterparties' accounts. The dealers may have sold, loaned or otherwise disposed of such securities to other parties in the normal course of their operations, and have agreed to resell to the Corporation substantially identical securities at the maturities of the agreements.

Federal Home Loan Bank Stock - The Bank, as a member institution of Federal Home Loan Bank of Atlanta ("FHLB"), is required to own capital stock in the FHLB based generally upon the Bank's balances of residential mortgage loans and FHLB advances. No ready market exists for this stock and it has no quoted market value. However, redemption of this stock historically has been at par value. The Bank carries this investment at its original cost.

Federal Reserve Bank Stock - The Bank, as a member institution of Federal Reserve Bank of Richmond ("FRB"), is required to own capital stock in the FRB based upon the Bank's capital and surplus. No ready market exists for this stock and it has no quoted market value. However, redemption of this stock historically has been at par value. The Bank carries this investment at its original cost.

Real Estate Acquired Through Foreclosure - Real estate acquired through foreclosure is stated at the lower of cost or estimated fair value less estimated costs to sell. Any accrued interest on the related loan at the date of acquisition is charged to operations. Costs relating to the development and improvement of property are capitalized to the extent that such costs do not exceed the estimated fair value less selling costs of the property, whereas those relating to holding the property are charged to expense. Real estate acquired through foreclosure is included in other assets on the balance sheet.

Intangible Assets - Intangible assets consist of core deposit premiums resulting from Provident Community Bank's branch acquisitions in 1997 and 1999 and the excess of cost over the fair value of net assets resulting from the acquisition of South Carolina Community Bancshares, Inc. in 1999.

Goodwill and identified intangible assets with indefinite lives related to acquisitions are not subject to amortization. Core deposit intangible assets are amortized over their estimated useful lives using methods that reflect the pattern in which the economic benefits are utilized.

The Corporation's unamortized goodwill and other intangible assets are reviewed annually to determine whether there have been any events or circumstances to indicate that the recorded amount is not recoverable from projected undiscounted net operating cash flows. If the projected undiscounted net operating cash flows are less than the carrying amount, a loss is recognized to reduce the carrying amount to fair value, and when appropriate, the amortization period is also reduced.

Interest Income - Interest on loans is accrued and credited to income monthly based on the principal balance outstanding and the contractual rate on the loan. The Corporation places loans on non-accrual status when they become greater than 90 days delinquent or when in the opinion of management, full collection of principal or interest is unlikely. All interest that was accrued prior to the loan being placed on non-accrual status is automatically reversed after the 90 delinquency period. The loans are returned to accrual status when full collection of principal and interest appears likely.

Income Taxes - The Corporation accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is established for deferred tax assets that may not be realized. Also, SFAS No. 109 eliminates, on a prospective basis, the exception from the requirement to record deferred taxes on tax basis bad debt reserves in excess of the base year amounts. The tax basis bad debt reserve that arose prior to the fiscal year 1988 (the base year amount) is frozen, and the book reserves at that date and all subsequent changes in book and tax basis reserves are included in the determination of deferred taxes. In 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a corporation's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Corporation adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Corporation's consolidated financial position.

Per-Share Data - SFAS No. 128, "Earnings Per Share," requires the dual presentation of basic and diluted earnings per share on the face of the income statement. Basic earnings per share is computed by dividing net income by the weighted-average number of shares outstanding for the period. Diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of options outstanding under Provident Community Bancshares's stock option plan is reflected in diluted earnings per share by the application of the treasury stock method. Common stock equivalents included in the diluted earnings per share calculation at December 31, 2007 were 36,064 compared to 27,252 at December 31, 2006.

Fair Values of Financial Instruments - The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

Cash and short-term instruments - The carrying amounts of cash and short-term instruments approximate their fair value.

Available for sale and held to maturity securities - Fair values for securities are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

Loans - For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to four-family residential), credit-card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable.

Cash surrender value of life insurance - The carrying amounts of cash surrender values of life insurance approximate their fair value.

Deposit liabilities - The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Advances from the FHLB and other borrowings - The fair values of the Corporation's borrowings are estimated using discounted cash flow analysis based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Securities sold under agreements to repurchase - The fair values of the Corporation's repurchase agreements are estimated using discounted cash flow analysis based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

1. **Summary of Significant Accounting Policies (continued)**

Accrued interest - The carrying amounts of accrued interest approximate their fair values.

Floating rate junior subordinated deferrable interest debentures - The fair values of the Corporation's floating rate debentures are estimated using discounted cash flow analysis based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance-sheet instruments - Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standings.

Risks and Uncertainties - In the normal course of its business, the Corporation encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Corporation is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets.

Credit risk is the risk of default on the Corporation's loan portfolio that results from the borrowers' inability or unwillingness to make contractually required payments. Credit risk also applies to investment securities and mortgage-backed securities should the issuer of the security be unable to make principal and interest payments. Market risk reflects changes in the value of collateral underlying loans receivable, the valuation of real estate held by the Corporation and the valuation of investment securities.

The Corporation is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Corporation also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examination.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the balance sheets and revenues and expenses for the periods covered. Actual results could differ from those estimates and assumptions.

Reclassifications - Certain amounts in prior years' financial statements have been reclassified to conform with current year classifications. These reclassifications had no effect on previously reported net income or shareholders' equity.

Stock-Based Compensation - On January 1, 2006, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") SFAS No. 123(R), Accounting for Stock-Based Compensation, to account for compensation costs under its stock option plans. The Company previously utilized the intrinsic value method under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (as amended) ("APB 25"). Under the intrinsic value method prescribed by APB 25, no compensation costs were recognized for the Company's stock options because the option exercise price in its plans equals the market price on the date of grant. Prior to January 1, 2006, the Company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized.

In adopting SFAS No. 123(R), the Company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant.

There were no stock options granted in 2007 or 2006.

2. **Investment and Mortgage-backed Securities**

Held to Maturity - Securities classified as held to maturity consisted of the following (in thousands):

	As of December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal Securities	$3,126	$22	($13)	$3,135

Available for Sale - Securities classified as available for sale consisted of the following (in thousands):

	As of December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment Securities:				
U.S. Agency Obligations	$507	$ --	($19)	$488
Government Sponsored Enterprises	40,457	238	(30)	40,665
Municipal Securities	9,296	305	--	9,601
Other	12,458	--	(365)	12,093
Total Investment Securities	62,718	543	(414)	62,847
Mortgage-backed Securities:				
Fannie Mae	27,511	204	(236)	27,479
Ginnie Mae	1,187	13	--	1,200
Freddie Mac	12,860	226	(6)	13,080
Collateralized Mortgage Obligations	3,492	--	(37)	3,455
Total Mortgage-backed Securities	45,050	443	(279)	45,214
Total available for sale	$107,768	$986	($693)	$108,061

Held to Maturity - Securities classified as held to maturity consisted of the following (in thousands):

	As of December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal Securities	$3,182	$60	($3)	$3,239

Available for Sale - Securities classified as available for sale consisted of the following (in thousands):

	As of December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment Securities:				
U.S. Agency Obligations	$515	$--	($15)	$500
Government Sponsored Enterprises	73,511	2	(875)	72,638
Municipal Securities	10,594	376	--	10,970
Other	14,533	178	(67)	14,644
Total Investment Securities	99,153	556	(957)	98,752
Mortgage-backed Securities:				
Fannie Mae	13,243	2	(432)	12,813
Ginnie Mae	55	2	--	57
Freddie Mac	3,111	15	(17)	3,109
Collateralized Mortgage Obligations	4,380	--	(108)	4,272
Total Mortgage-backed Securities	20,789	19	(557)	20,251
Total available for sale	$119,942	$575	($1,514)	$119,003

2. Investment and Mortgage-backed Securities (continued)

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007 (in thousands).

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities Available for Sale						
U.S. Agency Obligations	$ --	$ --	$ 481	$ 19	$ 481	$ 19
Government Sponsored Enterprises	--	--	13,445	30	13,445	30
Municipal Securities	--	--	--	--	--	--
Other	5,743	207	6,350	158	12,093	365
Mortgage-backed Securities	5,189	37	14,642	242	19,831	279
Total	$10,932	$244	$34,918	$449	$45,850	$693

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 (in thousands).

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Securities Available for Sale						
U.S. Agency Obligations	$--	$--	$500	$15	$500	$15
Government Sponsored Enterprises	12,973	28	57,664	847	70,637	875
Municipal Securities	--	--	601	--	601	--
Other	3,988	23	4,155	44	8,144	67
Mortgage-backed Securities	1,211	18	16,352	539	17,563	557
Total	$18,172	$69	$79,272	$1,445	$97,444	$1,514

Management reviews securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Proceeds, gross gains and gross losses realized from the sales of available for sale securities were as follows for the periods ended (in thousands):

	Years Ended December 31,	
	2007	2006
Proceeds	$13,840	$18,257
Gross gains	108	191
Gross losses	(50)	(201)
Net gain (loss) on investment transactions	$58	($10)

2. Investment and Mortgage-backed Securities (continued)

The maturities of securities at December 31, 2007 are as follows (in thousands):

	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$696	$696	$ 58	$ 59
Due after one year through five years	--	--	14,419	14,444
Due after five years through ten years	--	--	28,431	28,642
Due after ten years	2,430	2,439	64,860	64,916
Total investment and mortgage-backed securities	$3,126	$3,135	$107,768	$108,061

The mortgage-backed securities held at December 31, 2007 mature between one and thirty years. The actual lives of those securities may be significantly shorter as a result of principal payments and prepayments.

At December 31, 2007 and 2006, $74,087,525 and $74,387,000, respectively, of securities recorded at book value were pledged as collateral for certain deposits and borrowings.

At December 31, 2007, approximately $16,645,910 of mortgage-backed securities was adjustable rate securities. The adjustment periods range from monthly to annually and rates are adjusted based on the movement of a variety of indices.

Investments in collateralized mortgage obligations ("CMOs") represent securities issued by agencies of the federal government.

3. Loans, Net

Loans receivable consisted of the following (in thousands):

	As of December 31,	
	2007	2006
Mortgage loans:		
Fixed-rate residential	$ 16,214	$ 19,187
Adjustable-rate residential	8,775	10,295
Commercial real estate	76,864	62,450
Construction	4,764	5,787
Total mortgage loans	106,617	97,719
Commercial loans:		
Commercial non-real estate	32,091	42,093
Commercial lines of credit	72,170	51,469
Total commercial loans	104,261	93,562
Consumer loans:		
Home equity	15,185	15,936
Consumer and installment	36,315	29,827
Consumer lines of credit	346	373
Total consumer loans	51,846	46,136
Total loans	262,724	237,417
Less:		
Undisbursed portion of interim construction loans	(2,379)	(2,238)
Unamortized loan discount	(476)	(607)
Allowance for loan losses	(3,344)	(2,754)
Net deferred loan origination costs	(38)	68
Total, net	$256,487	$231,886
Weighted-average interest rate of loans	7.56%	8.14%

3. Loans, net (continued)

Under OCC regulations, the Bank may not make loans to one borrower in excess of 15% of unimpaired capital. This limitation does not apply to loans made before August 9, 1989. At December 31, 2007, the Bank had loans outstanding to one borrower ranging up to $4.8 million.

Adjustable-rate residential real estate loans (approximately $8.8 million and $10.3 million at December 31, 2007 and 2006, respectively) are subject to rate adjustments annually and generally are adjusted based on movement of the Federal Home Loan Bank National Monthly Median Cost of Funds rate or the Constant Maturity Treasury index. The maximum loan rates can be adjusted is 200 basis points in any one year with a lifetime cap of 600 basis points.

Non-refundable deferred origination fees and cost and discount points collected at loan closing, net of commitment fees paid, are deferred and recognized at the time of sale of the mortgage loans. Gain or loss on sales of mortgage loans is recognized based upon the difference between the selling price and the carrying amount of the mortgage loans sold. Other fees earned during the loan origination process are also included in net gain or loss on sales of mortgage loans.

Until 2002, the Bank originated both fixed rate and adjustable rate mortgage loans with terms generally ranging from fifteen to thirty years and generally sold the loans while retaining servicing on loans originated. The Bank discontinued the origination of loans held for sale in 2002. The underlying value of loans serviced for others were $15.6 million and $17.9 million at December 31, 2007 and 2006, respectively.

At December 31, 2007 and 2006, loans which are accounted for on a non-accrual basis or contractually past due ninety days or more totaled approximately $3.0 million and $1.3 million, respectively. The amount the Corporation will ultimately realize from these loans could differ materially from their carrying value because of future developments affecting the underlying collateral or the borrower's ability to repay the loans. During the years ended December 31, 2007,2006, and 2005, the Corporation recognized no interest income on loans past due 90 days or more, whereas, under the original terms of these loans, the Corporation would have recognized additional interest income of approximately $156,000, $117,000, $92,000, respectively.

The changes in allowance for loan losses consisted of the following (in thousands):

	Years Ended December 31,	
	2007	2006
Balance at beginning of Period	$2,754	$2,394
Provision for loan losses	1,066	470
Net charge-offs	(476)	(110)
Balance at end of period	$3,344	$2,754

Directors and officers of the Corporation are customers of the Corporation in the ordinary course of business. Loans to directors and officers have terms consistent with those offered to other customers. Loans to officers and directors of the Corporation are summarized as follows (in thousands):

	Years Ended December 31,	
	2007	2006
Balance at beginning of period	$326	$373
Loans originated during the period	71	--
Loan repayments during the period	(48)	(47)
Balance at the end of period	$349	$326

4. Office Properties and Equipment

Office properties and equipment consisted of the following (in thousands):

	As of December 31,	
	2007	2006
Land	$719	$766
Building and improvements	5,065	5,326
Office furniture, fixtures and equipment	3,263	5,336
Total	9,047	11,428
Less accumulated depreciation	(3,902)	(5,720)
Office properties and equipment, net	$5,145	$5,708

Depreciation expense was $652,000 and $618,000 for the years ended December 31, 2007 and 2006, respectively.

5. Intangible Assets

Intangible assets consisted of the following (in thousands):

	Years Ended December 31,	
	2007	2006
Core Deposit Premium		
Balance at beginning of year	$1,412	$2,048
Amortization	(480)	(636)
Balance at end of year	932	1,412
Goodwill	2,329	2,329
Total	$3,261	$3,741

Amortization expense is estimated to be approximately $416,000, $320,000, and $200,000 for 2008, 2009, and 2010 respectively. Fiscal 2006 includes a reclassification related to deferred tax liabilities recorded in a business combination and a corresponding adjustment to goodwill in the amount of $801,000.

6. Deposit Accounts

Deposit accounts at December 31 were as follows (in thousands):

	2007			2006		
	Rate	Balance	%	Rate	Balance	%
Account Type						
NOW accounts:						
Commercial non-interest-bearing	–%	$ 16,568	6.13%	–%	$ 16,718	6.73%
Non-commercial	2.14	56,282	20.81	2.82	52,512	21.14
Money market	4.44	23,160	8.57	4.22	14,178	5.71
Savings	0.79	12,794	4.73	0.76	14,930	6.00
Total demand and time deposits	2.47	108,804	40.24	2.20	98,338	39.58
Time deposits:						
Up to 3.00%		5,768	2.13		15,557	6.26
3.01% - 4.00%		26,265	9.71		23,491	9.46
4.01% - 5.00%		34,988	12.94		31,086	12.51
5.01% - 6.00%		94,548	34.97		79,943	32.18
6.01% - 7.00%		26	0.01		25	0.01
Total time deposits	4.67	161,595	59.76	4.47	150,102	60.42
Total deposit accounts	3.78%	$270,399	100.00%	3.56%	$248,440	100.00%

As of December 31, 2007 and 2006, total deposit accounts include approximately $2.1 million and $2.0 million, respectively, of deposits from the Corporation's officers, directors, employees or parties related to them.

6. **Deposit Accounts (continued)**

At December 31, 2007 and 2006, deposit accounts with balances of $100,000 and over totaled approximately $63.2 million and $52.5 million, respectively.

Time deposits by maturity were as follows (in thousands):

	As of December 31,	
	2007	2006
Maturity Date		
Within 1 year	$134,839	$112,147
After 1 but within 2 years	23,287	33,226
After 2 but within 3 years	2,001	1,948
After 3 but within 4 years	1,367	1,354
Thereafter	101	1,427
Total time deposits	$161,595	$150,102

Interest expense on deposits consisted of the following (in thousands):

	Years Ended December 31,	
	2007	2006
Account Type		
NOW accounts and money market deposit accounts	$2,426	$2,338
Passbook and statement savings Accounts	111	106
Certificate accounts	7,332	5,311
Early withdrawal penalties	(37)	(19)
Total	$9,832	$7,736

7. **Advances from The Federal Home Loan Bank**

At December 31, 2007 and 2006, the Bank had $69.5 million and $70.0 million, respectively, of advances outstanding from the FHLB. The maturity of the advances from the FHLB is as follows (in thousands):

	As of December 31,			
	2007	Weighted Average Rate	2006	Weighted Average Rate
Contractual Maturity:				
Within one year – fixed rate	$--	--%	$21,500	5.18%
Within one year – adjustable rate	5,000	4.88	15,000	5.36
After one but within three years – fixed rate	5,000	4.93	--	--
After one but within three years – adjustable rate	7,500	5.30	12,500	5.33
After three but within five years – adjustable rate	28,000	4.61	--	--
Greater than five years – adjustable rate	24,000	4.10	21,000	4.33
Total advances	$69,500	4.55%	$70,000	5.00%

The Bank pledges as collateral to the advances their FHLB stock, investment securities and has entered into a blanket collateral agreement with the FHLB whereby the Bank maintains, free of other encumbrances, qualifying loans (as defined) with unpaid principal balances equal to, when discounted at 50% to 80% of the unpaid principal balances, 100% of total advances. The amount of qualifying loans was $38.5 million and $41.5 million, respectively, at December 31, 2007 and 2006.

8. **Securities Sold Under Agreements to Repurchase**

The Company had $24,131,000 and $28,533,000 borrowed under agreements to repurchase at December 31, 2007 and 2006, respectively. The amortized cost of the securities underlying the agreements to repurchase at December 31, 2007 was $32,390,000 and $33,174,000 at December 31, 2006. The maximum amount outstanding at any month end during 2007 was $39,175,000 and $35,506,000 for 2006. The average amount of outstanding agreements for 2007 was $28,124,000 and $33,386,000 for 2006 and the approximate weighted average interest rate was 5.30% in 2007 and 4.52% in 2006.

9. Floating Rate Junior Subordinated Deferrable Interest Debentures

On July 18, 2006, the Corporation sponsored the creation of Provident Community Bancshares Capital Trust I ("Capital Trust I"). The Corporation is the owner of all of the common securities of Capital Trust I. On July 21, 2006, Capital Trust I issued $4,000,000 in the form of floating/fixed rate capital securities through a pooled trust preferred securities offering. The proceeds from this issuance, along with the Corporation's $124,000 capital contribution for Capital Trust I's common securities, were used to acquire $4,124,000 aggregate principal amount of the Corporation's floating rate junior subordinated deferrable interest debentures due October 1, 2036 (the "Debentures"), which constitute the sole asset of Capital Trust I. The interest rate on the Debentures and the capital securities will be equal to 7.393% for the first five years. Thereafter, the interest rate is variable and adjustable quarterly at 1.74% over the three-month LIBOR. The Corporation has, through the Trust Agreement establishing Capital Trust I, the Guarantee Agreement, the notes and the related Debenture, taken together, fully irrevocably and unconditionally guaranteed all of the Capital Trust I obligations under the capital securities. The stated maturity of the Debentures is October 1, 2036. In addition, the Debentures are subject to redemption at par at the option of the Corporation, subject to prior regulatory approval, in whole or in part on any interest payment date after October 1, 2011. The Debentures are also subject to redemption prior to October 1, 2011 at up to 103.7% of par after the occurrence of certain events that would either have a negative tax effect on Capital Trust I or the Corporation or would result in Capital Trust I being treated as an investment company that is required to be registered under the Investment Company Act of 1940. Upon repayment of the Debentures at their stated maturity or following their redemption, Capital Trust I will use the proceeds of such repayment to redeem an equivalent amount of outstanding trust preferred securities and trust common securities. The Corporation has the right, at one or more times, to defer interest payments on the Debentures for up to twenty consecutive quarterly periods. All deferrals will end on an interest payment date and will not extend beyond October 1, 2036, the stated maturity date of the Debentures. If the Corporation defers interest payments on the Debentures, Capital Trust I will also defer distributions on the capital securities. During any deferral period, each installment of interest that would otherwise have been due and payable will bear additional interest at the applicable distribution rate, compounded quarterly. The Corporation paid $305,000 and $134,000 in interest for the years ended December 31, 2007 and 2006, respectively, for the Capital Trust I debentures.

On November 28, 2006, the Corporation sponsored the creation of Provident Community Bancshares Capital Trust ("Capital Trust II"). The Corporation is the owner of all of the common securities of the Trust. On December 15, 2006, the Trust issued $8,000,000 in the form of floating rate capital securities through a pooled trust preferred securities offering. The proceeds of Capital Trust II were utilized for the redemption of Union Financial Bancshares Statutory Trust (the "Trust") issued on December 18, 2001. The proceeds from this issuance, along with the Corporation's $247,000 capital contribution for the Trust's common securities, were used to acquire $8,247,000 aggregate principal amount of the Corporation's floating rate junior subordinated deferrable interest debentures due March 1, 2037 (the "Debentures"), which constitute the sole asset of the Trust. The interest rate on the Debentures and the capital securities is variable and adjustable quarterly at 1.74% over the three-month LIBOR, with an initial rate of 7.11%. The Corporation has, through the Trust agreement establishing the Trust, the Guarantee Agreement, the notes and the related Debenture, taken together, fully irrevocably and unconditionally guaranteed all of the Trust's obligations under the capital securities. The stated maturity of the Debentures is March 1, 2037. In addition, the Debentures are subject to redemption at par at the option of the Corporation, subject to prior regulatory approval, in whole or in part on any interest payment date after March 1, 2012. The Debentures are also subject to redemption prior to March 1, 2012 at 103.5% of par after the occurrence of certain events that would either have a negative tax effect on the Trust or the Corporation or would result in the Trust being treated as an investment company that is required to be registered under the Investment Company Act of 1940. Upon repayment of the Debentures at their stated maturity or following their redemption, the Trust will use the proceeds of such repayment to redeem an equivalent amount of outstanding trust preferred securities and trust common securities. The Corporation has the right, at one or more times, to defer interest payments on the Debentures for up to twenty consecutive quarterly periods. All deferrals will end on an interest payment date and will not extend beyond March 1, 2037, the stated maturity date of the Debentures. If the Corporation defers interest payments on the Debentures, the Trust will also defer distributions on the capital securities. During any deferral period, each installment of interest that would otherwise have been due and payable will bear additional interest at the applicable distribution rate, compounded quarterly. The Corporation paid $592,000 and $26,000 in interest for the Capital Trust II in 2007 and 2006, respectively.

9. Floating Rate Junior Subordinated Deferrable Interest Debentures (continued)

On December 18, 2001, a trust created by the Corporation issued $8,000,000 in the form of floating rate capital securities through a pooled trust preferred securities offering. The proceeds from this issuance, along with the Corporation's $247,000 capital contribution for the Trust's common securities, were used to acquire $8,247,000 aggregate principal amount of the Corporation's floating rate junior subordinated deferrable interest debentures due December 18, 2031 (the Debentures), which constituted the sole asset of the Trust. The interest rate on the Debentures and the capital securities was variable and adjustable quarterly at 3.60% over the three-month LIBOR. The Corporation paid $703,000 in interest on the Trust in 2006. On December 18, 2006, the Trust was redeemed with the proceeds from Capital Trust II.

10. Income Taxes

Income tax expense is summarized as follows (in thousands):

	Years Ended December 31,	
	2007	2006
Current	$1,151	$734
Deferred	(617)	215
Total income tax expense	$ 534	$949

The provision for income taxes differed from amounts computed by applying the statutory federal rate of 34% to income before income taxes as follows (in thousands):

	Years Ended December 31,	
	2007	2006
Tax and federal income tax rate	$926	$1,276
Increase (decrease) resulting from:		
State income taxes, net of federal benefit	95	114
Interest on municipal bonds	(205)	(250)
Non-taxable life insurance income	(123)	(71)
Other, net	(159)	(120)
Total	$534	$949

The Corporation had analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

10. Income Taxes (continued)

The tax effects of significant items comprising the Corporation's deferred taxes as of December 31, 2007 and 2006 are as follows (in thousands):

	December 31,	
	2007	2006
Deferred tax assets:		
Book reserves in excess of tax basis bad debt reserves	$1,137	$936
Deferred compensation	385	291
SFAS No. 115 mark-to-market adjustment	--	319
Deferred loan fees	10	--
Other real estate owned	154	--
Core deposit intangible	65	--
Other	50	41
Total deferred tax asset	1,801	1,587
Deferred tax liabilities:		
Difference between book and tax property basis	84	132
Difference between book and tax Federal Home Loan Bank stock	85	85
Deferred loan fees	--	26
Core deposit intangible	--	23
SFAS No. 115 mark-to-market adjustment	100	--
Prepaid expenses	81	68
Total deferred tax liability	350	334
Net deferred tax asset	$1,451	$1,253

The deferred tax assets of $1,451,000 and $1,253,000 at December 31, 2007 and 2006 are included in other assets in the balance sheet.

Retained earnings at December 31, 2007 includes approximately $1,636,000 representing pre-1988 tax bad debt base year reserve amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse until indefinite future periods and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, dividend payments in excess of current year or accumulated tax earnings and profits, or other distributions in dissolutions, liquidations or redemption of the Bank's stock.

11. Employee Benefits

The Corporation has a contributory profit-sharing plan which is available to all eligible employees. Annual employer contributions to the plan consist of an amount which matches participant contributions up to a maximum of 5% of a participant's compensation and a discretionary amount determined annually by the Corporation's Board of Directors. The annual contributions to the plan will be 5% of a participant's compensation. Employer expensed contributions to the plans were $287,000 and $240,000 for the years ended December 31, 2007 and 2006.

12. *Financial Instruments*

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments are commitments to extend credit. They involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract or notional amounts of those instruments reflect the extent of involvements the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments.

12. Financial Instruments (continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment and income-producing commercial properties.

The Corporation had loan commitments as follows (in thousands):

	As of December 31,	
	2007	2006
Fixed/variable interest rate commitments to fund residential credit	$ 1,906	$ 2,013
Commitments to fund commercial and construction loans	2,379	2,238
Unused portion of credit lines (principally variable-rate consumer lines secured by real estate)	54,650	41,852
Total	$58,935	$ 46,103

The Corporation has no additional financial instruments with off-balance sheet risk.

The Corporation did not incur any losses on its commitments in the years ended December 31, 2007 and 2006.

The estimated fair values of the Corporation's financial instruments were as follows at December 31, 2007 (in thousands):

	December 31, 2007	
	Carrying Amount	Fair Value
Financial assets		
Cash and due from banks	$11,890	$11,890
Securities available for sale	108,061	108,061
Securities held to maturity	3,126	3,135
Federal Home Loan Bank stock, at cost	3,826	3,826
Federal Reserve Bank stock, at cost	599	599
Loans, net	256,487	261,763
Accrued interest receivable	2,625	2,625
Cash surrender value of life insurance	9,175	9,175
Financial liabilities		
Deposits	$270,399	$276,947
Advances from FHLB and other borrowings	69,500	68,649
Securities sold under agreement to repurchase	24,131	24,402
Floating rate junior subordinated deferrable interest debentures	12,372	12,281
Accrued interest payable	742	742
Off-balance-sheet assets (liabilities)		
Commitments to extend credit	($58,935)	($58,935)

12. Financial Instruments (continued)

The estimated fair values of the Corporation's financial instruments were as follows at December 31, 2006 (in thousands):

	December 31, 2006	
	Carrying Amount	Fair Value
Financial assets		
Cash and due from banks	$9,124	$9,124
Securities available for sale	119,003	119,003
Securities held to maturity	3,182	3,239
Federal Home Loan Bank stock, at cost	3,983	3,983
Federal Reserve Bank stock, at cost	539	539
Loans, net	231,886	232,949
Accrued interest receivable	2,717	2,717
Cash surrender value of life insurance	5,613	5,613
Financial liabilities		
Deposits	$248,440	$247,091
Advances from FHLB and other borrowings	70,000	70,514
Securities sold under agreement to repurchase	28,533	28,025
Floating rate junior subordinated deferrable interest debentures	12,372	12,641
Accrued interest payable	784	784
Off-balance-sheet assets (liabilities)		
Commitments to extend credit	($46,103)	($46,103)

13. Supplemental Cash Flow Disclosures

	Years Ended December 31,	
	2007	2006
Cash paid for:		
Income taxes	$ 1,407	$ 1,076
Interest	15,172	12,703
Non-cash transactions:		
Loans foreclosed	856	283
Unrealized gain (loss) on securities available for sale	$293	($939)

14. Commitments and Contingencies

Lease commitments - The Corporation leases certain Bank facilities under rental agreements that have expiration dates between 2018 and 2025. Future minimum rental payments due under these leases are as follows:

Years Ended	
2008	$ 446,112
2009	446,112
2010	446,112
2011	446,112
Thereafter	$3,615,120

Total rent expense for the years ended December 31, 2007 and 2006 was $448,000 and $334,000, respectively.

Lines of credit - At December 31, 2007, the Corporation had unused short-term lines of credit to purchase federal funds from unrelated banks totaling $30.0 million and the ability to borrow an additional $40.0 million from secured borrowing lines. Lines of credit are available on a one-to-ten day basis for general purposes of the Corporation. All of the lenders have reserved the right to withdraw these lines at their option.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Corporation to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amount due from banks.

14. Commitments and Contingencies (continued)

The Corporation makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Piedmont region of South Carolina and North Carolina. The Corporation's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions. Management has identified a concentration of a type of lending that it is monitoring. This concentration of commercial non-mortgage loans totaled $104.2 million at December 31, 2007 representing 385% of total equity and 41% of loans receivable. At December 31, 2006 this concentration totaled $93.6 million representing 361% of total equity and 40% of net loans receivable. Commercial loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business and are generally secured by a variety of collateral types, primarily accounts receivable, inventory and equipment.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries, geographic regions and loan types, management monitors exposure to credit risk from other lending practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.) and loans with high loan-to-value ratios. Management has determined that the Corporation has a concentration of loans that exceed one of the regulatory guidelines for loan-to-value ratios. This particular guideline states that the total amount by which commercial, agricultural, and multifamily and other non-residential properties exceed the regulatory maximum loan-to-value ratio limits should not exceed 30% of a bank's total risk-based capital. The excess over regulatory guidelines for these types of loans totaled $16.1 million at December 31, 2007 representing 41.2% of the Bank's total risk-based capital. These amounts exceeded regulatory guidelines by $4.4 million and 11.2%, respectively.

Additionally, there are industry practices that could subject the Corporation to increased credit risk should economic conditions change over the course of a loan's life. For example, the Corporation makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Corporation to unusual credit risk.

The Corporation's investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio.

The Corporation places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

Litigation - The Corporation is involved in legal actions in the normal course of business. In the opinion of management, based on the advice of its general counsel, the resolution of these matters will not have a material adverse impact on future results of operations or the financial position of the Corporation.

Potential Impact of Changes in Interest Rates - The Corporation's profitability depends to a large extent on its net interest income, which is the difference between interest income from loans and investments and interest expense on deposits and borrowings. Like most financial institutions, the Corporation's interest income and interest expense are significantly affected by changes in market interest rates and other economic factors beyond its control. Management seeks to manage the relationships between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations.

15. Stock Option Plans

At December 31, 2007, the Corporation had the following stock options outstanding.

Grant Date	Shares Granted	Average Exercise Price Per Share	Average Intrinsic Value(1)	Expiration Date	Earliest Date Exercisable
May, 1998	11,918	$15.83	$61,616	May, 2008	May, 1998
October, 2000	1,700	8.75	20,825	October, 2010	October, 2000
January, 2001	16,090	9.06	192,115	January, 2011	January, 2001
January, 2002	14,985	10.36	159,440	January 2012	January, 2002
April, 2002	750	13.00	6,000	April, 2012	April, 2002
November, 2002	1,000	13.25	7,750	November, 2012	November, 2002
December, 2003	40,000	16.75	170,000	December, 2013	December, 2003
January, 2005	1,000	16.60	4,400	January, 2015	January, 2005
March, 2005	23,250	17.26	86,955	March, 2015	March, 2005
Total shares granted	110,693		$709,101		

(1) The aggregate intrinsic value of a stock option in the table above represents the total pre-tax intrinsic value (the amount by which the current market value of the underlying stock exceeds the exercise price of the option) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount changes based on changes in the market value of the Corporation's stock.

At December 31, 2007, the Corporation had the following options exercisable:

Fiscal Year	Range of exercise price	Weighted Average Remaining Contractual Life	Number Options Exercisable	Average Exercise Price
1998	$ 15.83	2.3 years	11,918	$15.83
2000	8.75	2.8 years	1,700	8.75
2001	9.06	4 years	16,090	9.06
2002	10.36-13.25	4.6 years	16,735	10.96
2003	16.75	6 years	40,000	16.75
2005	16.60	7 years	1,000	16.60
2005	17.26	6.9 years	23,250	17.26
	$8.75-$17.26	4.8 years	110,693	$14.59

Options for the two previous fiscal years were forfeited and exercised as follows:

	Stock options	Weighted average exercise
Outstanding at December 31, 2005	138,263	$14.40
Granted	--	--
Forfeited	(750)	14.62
Exercised	(5,833)	9.75
Outstanding at December 31, 2006	131,680	$14.60
Granted	--	--
Forfeited	(2,500)	16.95
Exercised	(18,487)	14.36
Outstanding at December 31, 2007	110,693	$14.59

The intrinsic value of options exercised for the years ended December 31, 2007 and 2006 was $122,872 and $49,473.

16. Liquidation Account, Dividend Restrictions and Regulatory Matters

On August 7, 1987, the Bank completed its conversion from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association. A special liquidation account was established by the Bank for the pre-conversion retained earnings of approximately $3,718,000. The liquidation account is maintained for the benefit of depositors who held a savings or demand account as of the March 31, 1986 eligibility or the June 30, 1987 supplemental eligibility record dates who continue to maintain their deposits at the Bank after the conversion. In the event of a future liquidation (and only in such an event), each eligible and supplemental eligible account holder who continues to maintain his or her deposit account will be entitled to receive a distribution from the liquidation account. The total amount of the liquidation account will be decreased in an amount proportionately corresponding to decreases in the deposit account balances of eligible and supplemental eligible account holders on each subsequent annual determination date. Except for payment of dividends by the Bank to Provident Community Bancshares and repurchase of the Bank's stock, the existence of the liquidation account will not restrict the use or application of such net worth.

The Bank is prohibited from declaring cash dividends on its common stock or repurchasing its common stock if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account or the minimum regulatory capital requirement. In addition, the Bank is also prohibited from declaring cash dividends and repurchasing its own stock without prior regulatory approval if the total amount of all dividends and stock repurchases (including any proposed dividends and stock repurchases) for the applicable calendar year exceeds its current year's net income plus its retained net income for the preceding two years. Under current OCC regulations the Bank is limited in the amount it may loan to affiliates, including the Corporation. Loans to a single affiliate may not exceed 10%, and the aggregate of loans to all affiliates may not exceed 20% of bank capital and surplus.

The Bank and the Corporation are subject to various regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Bank and the Corporation to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (as defined in the regulations). Management believes, as of December 31, 2006, that the Bank and the Corporation meet the capital adequacy requirements to which they are subject.

As of December 31, 2007 and 2006, the Bank was "well capitalized" under the regulatory framework for prompt corrective action based on its capital ratio calculations. In order to be "well capitalized", the bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since December 31, 2007 that management believes have changed the bank's classification.

Under present regulations of the OCC, the Bank must have core capital (leverage requirement) equal to 4.0% of assets, of which 1.5% must be tangible capital, excluding intangible assets. The Bank must also maintain risk-based regulatory capital as a percent of risk weighted assets at least equal to 8.0%. In measuring compliance with capital standards, certain adjustments must be made to capital and total assets.

16. Liquidation Account, Dividend Restrictions and Regulatory Matters (continued)

The following tables present the total risk-based, Tier 1 risk-based and Tier 1 leverage requirements for the Corporation and the Bank (in thousands).

	December 31, 2007					
	Actual		Regulatory Minimum		"Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Leverage ratio						
Corporation	$32,867	8.27%	$15,892	4.00%	$ n/a	n/a%
Bank	35,831	8.78	16,333	4.00	20,416	5.00
Tier 1 capital ratio						
Corporation	32,867	10.97	11,986	4.00	n/a	n/a
Bank	35,831	11.97	11,972	4.00	17,958	6.00
Total risk-based capital ratio						
Corporation	39,204	13.08	23,973	8.00	n/a	n/a
Bank	39,175	13.09	23,944	8.00	29,930	10.00

	December 31, 2006					
	Actual		Regulatory Minimum		"Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Leverage ratio						
Corporation	$31,805	8.59%	$14,814	4.00%	$ n/a	n/a%
Bank	34,143	9.06	15,068	4.00	18,835	5.00
Tier 1 capital ratio						
Corporation	31,805	11.96	10,448	4.00	n/a	n/a
Bank	34,143	12.85	10,627	4.00	15,941	6.00
Total risk-based capital ratio						
Corporation	37,590	14.13	20,895	8.00	n/a	n/a
Bank	36,897	13.89	21,254	8.00	26,568	10.00

Under current Federal Reserve guidelines, the Corporation includes trust preferred securities in Tier 1 capital.

The Bank is required to maintain reserves, in the form of cash and balances with the Federal Reserve Bank, against its deposit liabilities. The amounts of such reserves totaled $1,360,000 at December 31, 2007 and $1,700,000 at December 31, 2006.

17. Recently Issued Accounting Standards

The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Corporation:

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and will not impact the Company's accounting measurements but it is expected to result in additional disclosures.

In September 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4, "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). Entities purchase life insurance for various reasons including protection against loss of key employees and to fund postretirement benefits. The two most common types of life insurance arrangements are endorsement split dollar life and collateral assignment split dollar life. EITF 06-4 covers the former and EITF 06-10 (discussed below) covers the latter. EITF 06-4 states that entities with endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to

17. Recently Issued Accounting Standards (continued)

postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion—1967" (if the arrangement is, in substance, an individual deferred compensation contract). Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. EITF 06-4 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB ratified the consensus reached on EITF 06-5, "Accounting for Purchases of Life Insurance—Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations or cash flows.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-10 will have a material impact on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. The Company is currently analyzing the fair value option that is permitted, but not required, under SFAS 159.

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109 expresses the current view of the SEC staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply this guidance on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008 and thereafter. The Company is currently analyzing the impact of this guidance, which relates to the Company's mortgage loans held for sale.

17. Recently Issued Accounting Standards (continued)

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, the adoption of SFAS 160 will have on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

18. Provident Community Bancshares, Inc. Financial Information (Parent Corporation Only)

Condensed financial information for Provident Community Bancshares is presented as follows. (in thousands):

Condensed Balance Sheets	As of December 31, 2007	2006
Assets:		
Cash and due from banks	$ 136	$ 792
Investment in subsidiary	39,283	37,273
Other	384	379
Total assets	$39,803	$38,444
Liabilities and Shareholders' Equity:		
Accrued interest payable	$ 118	$ 105
Floating rate junior subordinated deferrable interest debentures	12,372	12,372
Shareholders' equity	27,313	25,967
Total liabilities and shareholders' equity	$39,803	$38,444

	Years Ended December 31, 2007	2006
Condensed Statements of Income		
Equity in undistributed earnings of subsidiary	$3,209	$3,843
Interest expense	(897)	(863)
Other expense, net	(122)	(177)
Net income	$2,190	$2,803
Condensed Statements of Cash Flows		
Operating Activities:		
Net income	$2,190	$2,803
Adjustments to reconcile net income to net cash used in operating activities:		
Equity in undistributed earnings of subsidiary	(3,209)	(3,843)
Increase in other assets and liabilities, net	8	4
Net cash used in operating activities	(1,011)	(1,036)
Financing Activities:		
Dividends received from subsidiary	2,000	1,000
Capital contribution to subsidiary	--	(2,000)
Dividend reinvestment plan contributions	118	112
Dividends paid	(826)	(807)
Share repurchase program	(1,094)	(1,524)
Proceeds from the issuance of trust preferred securities	--	12,372
Redemption of trust preferred securities	--	(8,247)
Proceeds from the exercise of stock options	157	48
Net cash provided by financing activities	355	954
Net increase (decrease) in cash and due from banks	(656)	(82)
Cash and due from banks at beginning of period	792	874
Cash and due from banks at end of period	$136	$ 792

19. Quarterly Financial Data (unaudited)

The tables set forth below summarize selected financial data regarding results of operations for the periods indicated (in thousands, except common share data).

	For the year ended December 31, 2007				
	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Interest income	$6,419	$6,460	$6,575	$6,555	$26,009
Interest expense	3,685	3,712	3,861	3,956	15,214
Net interest income	2,734	2,748	2,714	2,599	10,795
Provision for loan losses	160	85	20	801	1,066
Non-interest income	723	812	782	845	3,162
Non-interest expense	2,439	2,713	2,506	2,509	10,167
Provision for income taxes	209	161	243	(79)	534
Net income	649	601	727	213	2,190
Net income per common share—Basic	0.36	0.33	0.40	0.12	1.21
Net income per common share—Diluted	0.35	0.32	0.40	0.12	1.19

	For the year ended December 31, 2006				
	First quarter	Second quarter	Third quarter	Fourth quarter	Total
Interest income	$5,427	$5,769	$6,018	$6,277	$23,491
Interest expense	2,773	3,088	3,467	3,639	12,967
Net interest income	2,654	2,681	2,551	2,638	10,524
Provision for loan losses	175	135	45	115	470
Non-interest income	686	727	720	743	2,876
Non-interest expense	2,187	2,373	2,294	2,324	9,178
Provision for income taxes	279	261	281	128	949
Net income	699	639	651	814	2,803
Net income per common share—Basic	0.37	0.34	0.35	0.44	1.50
Net income per common share—Diluted	0.36	0.33	0.35	0.44	1.48

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

No changes in or disagreements with the Corporation's independent accountants on accounting and financial disclosure has occurred during the two most recent fiscal years.

Item 9A(T). Controls and Procedures

(a) Disclosure Controls and Procedures

The Company's management, including the Company's principal executive officer and principal financial officer, have evaluated the effectiveness of the Company's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the "SEC") (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Internal Controls Over Financial Reporting

Management's annual report on internal control over financial reporting is incorporated herein by reference to the Company's audited Consolidated Financial Statements in this Annual Report on Form 10-K.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c) Changes to Internal Control Over Financial Reporting

Except as indicated herein, there were no changes in the Company's internal control over financial reporting during the three months ended December 31, 2007 that have materially affected, or are reasonable likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

For information concerning the Board of Directors of Provident Community Bancshares, the information contained under the section captioned "Proposal I — Election of Directors" and "Corporate Governance Director Compensation" in the Proxy Statement is incorporated herein by reference. Reference is made to the cover page of this Form 10-K and to the section captioned "Compliance with Section 16(a) of the Exchange Act" for information regarding compliance with section 16(a) of the Exchange Act.

For information concerning the Corporation's code of ethics, the information contained under the section captioned "Corporate Governance — Code of Ethics and Business Conduct" in the Proxy Statement is incorporated herein by reference. A copy of the code of ethics is available, in the Investor Relations Section of our website at www.providentonline.com.

Executive Officers of the Registrant

Certain executive officers of the Bank also serve as executive officers of Provident Community Bancshares. The day-to-day management duties of the executive officers of Provident Community Bancshares and the Bank relate primarily to their duties as to the Bank. The executive officers of Provident Community Bancshares currently are as follows:

Name	Age(1)	Position as of December 31, 2007
Dwight V. Neese	57	President, Chief Executive Officer and Director
Richard H. Flake	59	Executive Vice President - Chief Financial Officer
Lud W. Vaughn	57	Executive Vice President - Chief Operating Officer

(1) At December 31, 2007.

Dwight V. Neese was appointed as President and Chief Executive Officer of the Bank effective September 5, 1995. As President and Chief Executive Officer of the Bank and Provident Community Bancshares, Mr. Neese is responsible for daily operations of the Bank and implementation of the policies and procedures approved by the board of Directors.

Richard H. Flake joined the Company in September 1995.

Lud W. Vaughn joined the Company in April 2003. Prior to joining the Company, Mr. Vaughn was Senior Vice President for Bank of America in Rock Hill, South Carolina.

Information concerning the audit committee and the audit committee financial expert and other corporate governance matters is incorporated herein by reference to the section titled "Corporate Governance" in the Proxy Statement.

Item 11. Executive Compensation

The information contained under the sections captioned "Executive Compensation" and "Corporate Governance-Director Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in the Proxy Statement.

(c) Management of Provident Community Bancshares knows of no arrangements, including any pledge by any person of securities of Provident Community Bancshares, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plan Information

The following table sets forth information about the Company common stock that may be issued upon the exercise of stock options, warrants and rights under all of the Company's equity compensation plans as of December 31, 2007.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	110,693	$14.59	160,623
Equity compensation plans not approved by security holders	--	--	--
Total	110,693	$14.59	160,623

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated herein by reference to the sections captioned "Proposal I—Election of Directors" and "Other Information Relating to Director and Executive Officers-Transactions with Related Persons" in the Proxy Statement.

Information concerning director independence is incorporated herein by reference to the section titled "Proposal 1—Election of Directors" in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference to the section captioned "Proposal 2—Ratification of Appointment of Auditors" in the Proxy Statement.

PART IV

Item 15. Exhibits

Exhibits

3(a) Amended and Restated Certificate of Incorporation(1)
3(b) Bylaws(2)
10(a) Employment Agreement with Dwight V. Neese(3)
10(b) Employment Agreement with Richard H. Flake(3)
10(c) Provident Community Bancshares, Inc. 1995 Stock Option Plan(4)
10(d) Provident Community Bancshares, Inc. 2001 Stock Option Plan(5)
10(e) Provident Community Bancshares, Inc. 2006 Stock Option Plan(6)
10(f) Amended and Restated Change in Control Agreement by and among Lud W. Vaughn, Provident Community Bank, N.A. and Provident Community Bancshares, Inc.(7)
10(g) Supplemental Executive Retirement Plan, by and between Dwight V. Neese and Provident Community Bank(8)
10(h) Supplemental Executive Retirement Plan #2, by and between Dwight V. Neese and Provident Community Bank(8)
10(i) Supplemental Executive Retirement Plan, by and between Richard H. Flake and Provident Community Bank(8)
10(j) Supplemental Executive Retirement Plan #2, by and between Richard H. Flake and Provident Community Bank(8)
10(k) Supplemental Executive Retirement Plan, by and between Lud W. Vaughn and Provident Community Bank(7)
21 Subsidiaries of the Registrant
23 Consent of Independent Auditor
31(a) Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31(b) Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32 Section 1350 Certifications

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(1) Incorporated herein by reference to Provident Community Bancshares' Form 10-Q for the quarter ended June 30, 2006.
(2) Incorporated herein by reference to Provident Community Bancshares' Form 8-K as filed on October 17, 2007.
(3) Incorporated herein by reference to Provident Community Bancshares' Form 10-KSB for the year ended September 30, 2003.
(4) Incorporated herein by reference to Exhibit A to Provident Community Bancshares' Proxy Statement for its 1996 Annual Meeting of Stockholders.
(5) Incorporated herein by reference to Appendix A to Provident Community Bancshares' Proxy Statement for its 2000 Annual Meeting of Stockholders.
(6) Incorporated herein by reference to Appendix A to Provident Community Bancshares' Proxy Statement for its 2005 Annual Meeting of Stockholders.
(7) Incorporated herein by reference to Provident Community Bancshares' Form 10-Q for the quarter ended June 30, 2007.
(8) Incorporated herein by reference to Provident Community Bancshares' Form 10-Q for the quarter ended March 31, 2007.

SIGNATURES

In accordance with the requirements of Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVIDENT COMMUNITY BANCSHARES, INC.

Date: March 18, 2008

By: /s/ Dwight V. Neese
Dwight V. Neese
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Dwight V. Neese
Dwight V. Neese
(Principal Executive Officer)

Date: March 18, 2008

By: /s/ Richard H. Flake
Richard H. Flake
(Principal Financial and Accounting Officer)

Date: March 18, 2008

By: /s/ Robert H. Breakfield
Robert H. Breakfield
Director

Date: March 18, 2008

By: /s/ James W. Edwards
James W. Edwards
Director

Date: March 18, 2008

By: /s/ William M. Graham
William M. Graham
Director

Date: March 18, 2008

By: /s/ Carl L. Mason
Carl L. Mason
Director

Date: March 18, 2008

By: /s/ Russell H. Smart
Russell H. Smart
Director

Date: March 18, 2008

By: /s/ Philip C. Wilkins
Phillip C. Wilkins
Director

Date: March 18, 2008